Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2018 and June 30, 2017

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 23, 2018, and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Group Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.

Information on the Company

General

We are a provider of marine transportation of petroleum products worldwide. As of October 8, 2018, we own or finance lease 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) that have a weighted average age of 3.2 years and time or bareboat charter-in 13 product tankers (one LR2 tanker, five MR tankers and seven Handymax tankers), which we refer to collectively as our Operating Fleet.

The following table presents summary information concerning our Operating Fleet as of October 8, 2018:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR

47	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (7)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (8)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2

93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Charter type	Vessel type	Daily Base Rate	Expiry (9)
	Time or bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(10)
111	Single	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(10)
112	Star I	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(10)
113	Sky	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(10)
114	Steel	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(10)
115	Stone I	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(10)
116	Style	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(10)
117	Miss Benedetta	2012	47,499	—	SMRP (2)	Time charter	MR	$14,000	16-Mar-19	(11)
118	STI Beryl	2013	49,990	—	SMRP (2)	Bareboat	MR	$8,800	18-Apr-25	(12)
119	STI Le Rocher	2013	49,990	—	SMRP (2)	Bareboat	MR	$8,800	21-Apr-25	(12)
120	STI Larvotto	2013	49,990	—	SMRP (2)	Bareboat	MR	$8,800	28-Apr-25	(12)
121	Gan-Trust	2013	51,561	—	SMRP (2)	Time charter	MR	$13,950	06-Jan-19	(13)
122	Densa Crocodile	2015	105,408	—	SLR2P (4)	Time charter	LR2	$14,800	06-Dec-18	(14)

	Total time or bareboat chartered-in DWT		619,367

	Total Fleet DWT		8,502,557

(1)                  This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)                  This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.

(3)                  This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.

(4)                  This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.

(5)                  This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.

(6)                  This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in October 2018.

(7)                  This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.

(8)                  This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.

(9)                  Redelivery from the charterer is plus or minus 30 days from the expiry date.

(10)           This agreement includes a purchase option which can be exercised through December 31, 2018.  If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(11)           In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day.  We have an option to extend the charter for an additional year at $14,400 per day.  We took delivery of this vessel in March 2018.

(12)           In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day.  The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(13)           We have an option to extend this charter for an additional year at $15,750 per day.

(14)           In May 2018, we entered into a time charter-in agreement for six months at $14,800 per day.  We also have an option to extend the charter for an additional six months at $15,350 per day.

RECENT DEVELOPMENTS

Amendment of Minimum Interest Coverage Ratio

In September 2018, we entered into agreements with certain lenders who are party to credit facilities with us, to permanently remove the minimum interest coverage ratio financial covenant from the terms of each facility.  As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.

As part of these agreements, and for certain of the facilities, the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
2016 Credit Facility	145% through June 30, 2019, 150% thereafter
ABN Credit Facility	145% through June 30, 2019, 150% thereafter
DVB Credit Facility	145% through June 30, 2019, 150% thereafter

Refinancing initiatives

In April 2018, we announced a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet.  The status of these initiatives, as of October 8, 2018, is summarized in the below table:

	In thousands of U.S. dollars	Closing date (1)	Facility amount	Existing debt repayment	New liquidity	Number of vessels to be refinanced
1	ABN AMRO/SEB credit facility	June 2018	$120,575	$87,575	$33,000	Five
2	$88.0 million sale and leaseback	Q3 2018	88,000	57,408	30,592	Four
3	ING credit facility upsize	Q3 2018	38,675	26,854	11,821	Two
4	$35.7 million term loan facility	Q3 2018	35,658	26,450	9,208	Two
5	China Huarong Shipping sale and leaseback	Q3 2018	144,000	92,729	51,271	Six
6	AVIC International sale and leaseback	Q3 2018	145,000	100,056	44,944	Five
7	CMB sale and leaseback	Q3 2018	141,600	87,491	54,109	Six
8	$116.0 million sale and leaseback	Q3 2018	116,000	73,020	42,980	Four
9	$157.5 million sale and leaseback (2)	Q4 2018	157,500	113,701	43,799	Seven
			$987,008	$665,284	$321,724	41 vessels

(1)                                                                           Represents the actual (if in Q2 or Q3 2018) or expected (if in Q4 2018) closing date of each facility.

(2)                                                                           Represents the approximate amount of new liquidity the Company expects to raise (depending on the closing date), after the repayment of the existing indebtedness.

See the section below entitled “Long-Term Debt Obligations and Credit Arrangements” for descriptions of these facilities.

Convertible Notes due 2019 Exchange

In July 2018, we exchanged $15.0 million in aggregate principal amount of our Convertible Senior Notes due 2019, or the Convertible Notes due 2019, for $15.0 million in aggregate principal amount of our Convertible Senior Notes due 2022, or the Convertible Notes due 2022.  The new notes issued in this exchange have identical terms, are fungible with and are part of the series of Convertible Notes due 2022, which were issued in May 2018.  This exchange was executed with certain holders of the Convertible Notes due 2019 pursuant to separate, privately negotiated agreements.

Reduction in Commercial Management Fees

In September 2018, we entered into an agreement with our commercial manager, Scorpio Commercial Management S.A.M., or SCM, whereby SCM will reimburse certain of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

Dividend Declaration

In July 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on September 27, 2018 to all shareholders of record as of September 20, 2018.

Retrofitting of our Fleet

In September 2018, we announced that we expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers, to comply with the IMO 2020 rules regarding sulfur emissions by the end of the first half of 2020.  We have entered into an agreement to retrofit 15 of our LR2s with such systems, which are expected to be installed throughout 2019.  The total estimated investment for these systems, including installation, is expected to be between $1.5 and $2.0 million per vessel and we are currently in preliminary discussions with potential lenders to finance a portion (60-70%) of these investments.

Overview

We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•                  Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•                  Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•                  Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, finance leased or bareboat chartered-in vessels and for the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay

(1)                                 “Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)                                 “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)                                 “Vessel operating costs” and “Charterhire expense” are defined below under “Important Financial and Operational Terms and Concepts.”

(4)                                 “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

Please see our fleet list for a description of the employment arrangement for each of our vessels.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Revised Master Agreement (defined below), as amended and restated from time to time. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms as those contained in the Revised Master Agreement.

SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.

We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.  Further, SSH has agreed, on behalf of itself and other members of the Scorpio Group, that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. For our owned, finance leased or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family, a related-party. Pursuant to our Revised Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•                                          Time chartered-in vessels.  The vessel’s owner is responsible for the vessel operating costs.

•                                          Bareboat chartered-in vessels.  The charterer is responsible for the vessels operating costs.

Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•                  charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•                  charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2018 and 2017.  For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss.  See the section below entitled “Results of Operations” for the reconciliation of these amounts.

	For the six months ended June 30,
	2018	2017
Average Daily Results
Time charter equivalent per day(1)	$12,816	$13,799
Vessel operating costs per day(2)	$6,507	$6,370

LR2
TCE per revenue day (1)	$13,572	$15,760
Vessel operating costs per day(2)	$6,650	$6,433
Average number of owned or finance leased vessels	38.0	21.9
Average number of time chartered-in vessels	1.7	1.1

LR1
TCE per revenue day (1)	$10,608	$10,986
Vessel operating costs per day(2)	$6,805	$5,316
Average number of owned or finance leased vessels	12.0	0.4
Average number of time chartered-in vessels	—	0.8

MR
TCE per revenue day (1)	$13,049	$13,254
Vessel operating costs per day(2)	$6,384	$6,224
Average number of owned or finance leased vessels	44.8	41.7
Average number of time chartered-in vessels	5.9	7.4
Average number of bareboat chartered-in vessels	3.0	1.1

Handymax
TCE per revenue day (1)	$12,096	$13,100
Vessel operating costs per day(2)	$6,357	$6,626
Average number of owned or finance leased vessels	14.0	14.0
Average number of time chartered-in vessels	1.1	2.1
Average number of bareboat chartered-in vessels	7.0	5.2

Fleet data
Average number of owned or finance leased vessels	108.8	77.9
Average number of time chartered-in vessels	8.7	11.4

Average number of bareboat chartered-in vessels	10.0	6.3

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$2,136	$357

(1)         Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(2)         Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased vessels or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•                  global and regional economic and political conditions;

•                  increases and decreases in production of and demand for crude oil and petroleum products;

•                  increases and decreases in OPEC oil production quotas;

•                  the distance crude oil and petroleum products need to be transported by sea; and

•                  developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively.  SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Group Pools.  When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.  Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not and are not expected to materially differ from the annual technical management fee charged prior to the amendment.

We also reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.

Our operating results for the six months ended June 30, 2018 reflect the acquisition of Navig8 Product Tankers Inc. In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc., or NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 55 million common shares of the Company and the assumption of NPTI’s debt, or the Merger.  On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers, or the NPTI Vessel Acquisition, through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI’s remaining business including eight LR1 and 15 LR2 tankers, or the September Closing, when the Merger closed. We assumed NPTI’s aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.

Accordingly, our results of operations for the six months ended June 30, 2017 reflect only a partial period of the impact of the NPTI Acquisition whereas our results of operations for the six months ended June 30, 2018 reflect the full impact of both the NPTI Acquisition and September Closing.

Results of Operations

Results of operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017

	For the six months ended June 30,		Change favorable /	Percentage
In thousands of U.S. dollars	2018	2017	(unfavorable)	Change
Vessel revenue	$298,241	$241,219	$57,022	24%
Vessel operating costs	(139,904)	(97,986)	(41,918)	(43)%
Voyage expenses	(4,372)	(3,444)	(928)	(27)%
Charterhire	(35,169)	(38,904)	3,735	10%
Depreciation	(87,547)	(61,541)	(26,006)	(42)%
General and administrative expenses	(26,972)	(23,602)	(3,370)	(14)%
Loss on sales of vessels and write-down of vessel held for sale	—	(23,352)	23,352	100%
Merger transaction related costs	(271)	(32,530)	32,259	99%
Bargain purchase gain	—	5,417	(5,417)	(100)%
Financial expenses	(88,367)	(46,694)	(41,673)	(89)%
Loss on exchange of convertible notes	(16,968)	—	(16,968)	N/A
Realized loss on derivative financial instruments	—	(116)	116	100%
Financial income	730	489	241	49%
Other income (expenses), net	(96)	1,262	(1,358)	(108)%
Net loss	$(100,695)	$(79,782)	$(20,913)	(26)%

Net loss. Net loss for the six months ended June 30, 2018 was $100.7 million, an increase of $20.9 million, or 26%, from net loss of $79.8 million for the six months ended June 30, 2017. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the six months ended June 30, 2018 was $298.2 million, an increase of $57.0 million, or 24%, from revenue of $241.2 million for the six months ended June 30, 2017.  The increase in vessel revenue was driven by an increase in revenue days to 22,930 from 17,231 days for the six months ended June 30, 2018 and 2017, respectively, which was primarily due to the Merger.  This was offset by a decrease in time charter equivalent revenue per day to $12,816 per day for the six months ended June 30, 2018 from $13,799 per day for the six months ended June 30, 2017. TCE revenue per day, by operating segment, is further discussed below.

The following table depicts the components of our revenue, our TCE per revenue day and revenue days for the six months ended June 30, 2018 and 2017.

	For the six months		Change
	ended June 30,		favorable /	Percentage
In thousands of U.S. dollars except daily TCE and days data	2018	2017	(unfavorable)	Change
Pool revenue by operating segment
MR	$117,171	$111,886	$5,285	5%
LR2	90,689	60,877	29,812	49%
Handymax	41,803	42,471	(668)	(2)%
LR1	22,772	2,215	20,557	928%
Total pool revenue	272,435	217,449	54,986	25%
Voyage revenue (spot market)	7,248	5,294	1,954	37%
Time charter-out revenue	18,558	18,476	82	—%
Gross revenue	298,241	241,219	57,022	24%
Voyage expenses	(4,372)	(3,444)	(928)	(27)%
TCE revenue (1)	$293,869	$237,775	$56,094	24%

Daily pool TCE by operating segment (1)
MR pool	$12,785	$13,014	$(229)	(2)%
LR2 pool	13,565	15,277	(1,712)	(11)%
Handymax pool	11,576	12,928	(1,352)	(10)%
LR1 pool	10,826	10,986	(160)	(1)%
Consolidated daily pool TCE	12,633	13,532	(899)	(7)%
Voyage (spot market) - daily TCE	7,725	9,656	(1,931)	(20)%
Time charter-out - daily TCE	19,930	19,868	62	—%
Consolidated daily TCE	12,816	13,799	(983)	(7)%

Pool revenue days per operating segment
MR pool	9,151	8,587	564	7%
LR2 pool	6,680	3,981	2,699	68%
Handymax pool	3,607	3,284	323	10%
LR1 pool	2,104	200	1,904	952%
Total pool revenue days	21,542	16,052	5,490	34%
Voyage (spot market) revenue days	486	282	204	72%
Time charter-out revenue days	902	897	5	1%
Total revenue days	22,930	17,231	5,699	33%

(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Pool revenue. Pool revenue for the six months ended June 30, 2018 was $272.4 million, an increase of $55.0 million, or 25%, from $217.4 million for the six months ended June 30, 2017. The increase in pool revenue was due to an increase in pool revenue days to 21,542 for the six months ended June 30, 2018 from 16,052 for the six months ended June 30, 2017.  The increase was offset by a decrease in pool TCE per day across all of our operating segments as the product market continues to face adverse market conditions as a result of an unfavorable global supply and demand imbalance resulting primarily from weaker global refining margins and the continued absorption of an influx of prior year newbuilding deliveries.

MR pool revenue.  MR pool revenue for the six months ended June 30, 2018 was $117.2 million, an increase of $5.3 million, or 5% from $111.9 million for the six months ended June 30, 2017.  The increase in pool revenue was driven by an increase in pool revenue days to 9,151 from 8,587 during the six months ended June 30, 2018 and 2017, respectively.  This increase was primarily the result of an increase in the average number of owned and finance leased MRs to 44.8 during the six months ended June 30, 2018 from 41.7 MRs during the six months ended June 30, 2017, as we took delivery of six newbuilding MRs throughout 2017 and two newbuilding MRs in January 2018, representing a 1,253 increase in pool revenue days.  This increase in revenue days was partially offset by the sale of two MRs in June and July 2017, which were in the Scorpio MR Pool, or SMRP, for an aggregate of 352 days during the six months ended June 30, 2017, along with the redelivery of certain time chartered-in vessels, which were in the SMRP for an aggregate of 263 days during the six months ended June 30, 2017.  These vessels had no revenue days in the SMRP during the six months ended June 30, 2018.

The aggregate increase in revenue days was offset by a decrease in pool TCE per revenue day to $12,785 per day from $13,014 per day during the six months ended June 30, 2018 and 2017, respectively.  These rates reflect the challenging environment for MR product tankers operating in the spot market during those periods, as the influx of newbuilding vessel deliveries from prior years has resulted in a prolonged supply and demand imbalance, thus adversely affecting the spot rates earned.

LR2 pool revenue. LR2 pool revenue for the six months ended June 30, 2018 was $90.7 million, an increase of $29.8 million, or 49%, from $60.9 million for the six months ended June 30, 2017.  The increase in pool revenue was driven by an increase in pool revenue days to 6,680 from 3,981 days during the six months ended June 30, 2018 and 2017, respectively.  The increase in pool revenue days was the result of (i) the acquisition of 15 LR2 vessels from NPTI in September 2017 (resulting in 2,390 additional pool revenue days during the six months ended June 30, 2018) and (ii) the delivery of two LR2 tankers in the first quarter of 2017 (resulting in 194 additional pool revenue days during the six months ended June 30, 2018).

The aggregate increase in revenue days was offset by a decrease in pool TCE revenue per day to $13,565 from $15,277 during the six months ended June 30, 2018 and 2017, respectively.  In addition to the global supply and demand imbalance for product tankers in general, spot rates in the LR2 segment were negatively impacted by a reduction in the volume of light distillates shipped from Europe to the Far East during the six months ended June 30, 2018.

Handymax pool revenue.  Pool revenue from Handymax vessels for the six months ended June 30, 2018 was $41.8 million, a decrease of $0.7 million, or 2%, from $42.5 million for the six months ended June 30, 2017.  The decrease in pool revenue was primarily driven by a decrease in TCE revenue to $11,576 from $12,928 per day during the six months ended June 30, 2018 and 2017, respectively.  The aforementioned factors affecting the global demand for product tankers, across all vessel classes, had a consequential impact on Handymax spot TCE rates throughout 2018.

The decrease was partially offset by an increase in pool revenue days to 3,607 from 3,284 days during the six months ended June 30, 2018 and 2017, respectively. This was the result of an increase in the average number of time and bareboat chartered-in Handymax tankers to an average of 8.1 from 7.3 during the six months ended June 30, 2018 and 2017, respectively as we took delivery of seven Handymax product tankers under bareboat charter-in arrangements throughout the first quarter of 2017.  These vessels operated for a partial period during the six months ended June 30, 2017 whereas they operated for the entire six month period ended June 30, 2018.

LR1 pool revenue.  Pool revenue from LR1/Panamax vessels for the six months ended June 30, 2018 was $22.8 million, an increase of $20.6 million, or 928%, from $2.2 million for the six months ended June 30, 2017. The increase in pool revenue was primarily the result of an increase in pool revenue days to 2,104 days from 200 days during the six months ended June 30, 2018 and 2017, respectively, as we took delivery of four LR1 product tankers that were acquired from NPTI in June 2017 and eight LR1 product tankers that we acquired from NPTI in September 2017.  These vessels operated in the Scorpio LR1 pool for the entire six months ended June 30, 2018, resulting in 2,040 additional pool revenue days.  TCE per revenue day remained consistent, decreasing slightly to $10,826 from $10,986 during the six months ended June 30, 2018 and 2017, respectively.

Voyage revenue (spot market). Voyage revenue for the six months ended June 30, 2018 was $7.2 million, an increase of $2.0 million, or 37%, from $5.3 million for the six months ended June 30, 2017.  This increase was primarily the result of an increase in the number of days our vessels operated in the spot market, or on short-term time charter, during the six months ended June 30, 2018.  The mix of these employment types is summarized as follows:

•                  Spot market voyages:  Six LR2 and two LR1 product tankers operated in the spot market on voyage charters for an aggregate of 302 days during the six months ended June 30, 2018.  Seven of our Handymax bareboat chartered-in product tankers operated in the spot market for an aggregate of 155 days during the six months ended June 30, 2017.

•                  Short-term time charters:  We consider short-term time charters (less than one year) as spot market voyages. We had three MR and two LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) for 184 aggregate revenue days during the six months ended June 30, 2018.  We had two MR product tankers employed on short-term time charters for 127 aggregate revenue days during the six months ended June 30, 2017.

Time charter-out revenue.  Time charter-out revenue (representing time charters with initial terms of one year or greater) for the six months ended June 30, 2018 was $18.6 million, an increase of $0.1 million, or 0%, from $18.5 million for the six months ended June 30, 2017. Time charter-out revenue, by operating segment, consists of the following:

	For the six months ended June 30,		Change favorable /	Percentage
In thousands of U.S. dollars	2018	2017	(unfavorable)	Change
MR	$7,120	$7,009	$111	2%
Handymax	6,434	6,453	(19)	—%
LR2	5,004	5,014	(10)	—%
LR1	—	—	—	N/A
Total time charter-out revenue	$18,558	$18,476	$82	—%

The following table summarizes the terms of our time chartered-out vessels during the six months ended June 30, 2018 and 2017, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000

(1)  Redelivery is plus 30 days or minus 10 days from the expiry date.

(2)  Redelivery is plus or minus 30 days from the expiry date.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2018 were $139.9 million, an increase of $41.9 million, or 43% from $98.0 million for the six months ended June 30, 2017. The overall increase was due to an increase in operating days to 21,502 from 15,382 for the six months ended June 30, 2018 and 2017, respectively, primarily as a result of the Merger.

The following table is a summary of our vessel operating costs by operating segment:

In thousands of U.S. dollars except costs per	For the six months ended June 30,		Change favorable /	Percentage
day and days data	2018	2017	(unfavorable)	Change
Vessel operating costs
MR	$55,224	$48,243	$(6,981)	(14)%
LR2	45,736	25,529	(20,207)	(79)%
Handymax	24,163	23,874	(289)	(1)%
LR1	14,781	340	(14,441)	(4,247)%
Total vessel operating costs	$139,904	$97,986	$(41,918)	(43)%

Vessel operating costs per day
MR	$6,384	$6,224	$(160)	(3)%
LR2	6,650	6,433	(217)	(3)%
Handymax	6,357	6,626	269	4%
LR1	6,805	5,316	(1,489)	(28)%
Consolidated vessel operating costs per day	6,507	6,370	(137)	(2)%

Operating days
MR	8,651	7,747	904	12%
LR2	6,878	3,968	2,910	73%
Handymax	3,801	3,603	198	5%
LR1	2,172	64	2,108	3,294%
Total operating days	21,502	15,382	6,120	40%

MR vessel operating costs.  Vessel operating costs for the MR operating segment for the six months ended June 30, 2018 were $55.2 million, an increase of $7.0 million, or 14%, from $48.2 million for the six months ended June 30, 2017. This was primarily due to an increase in operating days of 904 days to 8,651 days from 7,747 days during the six months ended June 30, 2018 and 2017, respectively.  This change was the result of the delivery of six newbuilding MR product tankers in 2017 and two newbuilding MR product tankers in January 2018 resulting in an additional 1,257 of operating days during the six months ended June 30, 2018.  This increase was offset by the sale of two MRs during the six months ended June 30, 2017, resulting in a reduction of 352 operating days.  Operating costs per day remained consistent, increasing slightly to $6,384 from $6,224, or 3%, for the six months ended June 30, 2018 and 2017 respectively.

LR2 vessel operating costs.  Vessel operating costs for the LR2 operating segment for the six months ended June 30, 2018 were $45.7 million, an increase of $20.2 million, or 79% from $25.5 million for the six months ended June 30, 2017.  The increase was primarily due to additional operating days of 2,910 to 6,878 days from 3,968 days during the six months ended June 30, 2018 and 2017, respectively.  This increase was the result of the delivery of 15 LR2 vessels acquired from NPTI in September 2017, in addition to the delivery of two newbuilding LR2 product tankers during 2017, which operated for a partial period during the six months ended June 30, 2017 and for the entire six month period ended June

30, 2018.  Also, vessel operating costs per day remained consistent, increasing slightly to $6,650 from $6,433, or 3%, during the six months ended June 30, 2018 and 2017, respectively.

Handymax vessel operating costs. Vessel operating costs for the six months ended June 30, 2018 were $24.2 million, an increase of $0.3 million, or 1%, from $23.9 million for the six months ended June 30, 2017.  Vessel operating days increased to 3,801 days from 3,603 days during the six months ended June 30, 2018 and 2017, respectively which was the result of the delivery of seven Handymax product tankers under bareboat charter-in agreements during the six months ended June 30, 2017 (resulting in a 198 day increase in operating days).  These vessels operated for a partial period during the six month period ended June 30, 2017 whereas they operated for the entire six months ended June 30, 2018.

The increase was offset by a decrease in vessel operating costs per day to $6,357 from $6,626 during the six months ended June 30, 2018 and 2017, respectively as we incurred additional operating costs in 2017 on these seven bareboat chartered-in Handymax product tankers upon delivery (in 2017) as they transitioned technical management.

LR1 vessel operating costs. Vessel operating costs for the six months ended June 30, 2018 were $14.8 million, an increase of $14.4 million, or 4,247% from $0.3 million for the six months ended June 30, 2017.  The increase in vessel operating costs was the result of the delivery of four and eight LR1 tankers that were acquired from NPTI in June and September 2017, respectively.  These LR1 tankers operated the entire six month period ended June 30, 2018 (2,172 days) as compared to a portion of the period during the six months ended June 30, 2017 (64 days).  In addition, vessel operating costs per day increased to $6,805 from $5,316 during the six months ended June 30, 2018 and 2017, respectively.  Vessel operating costs per day during the six months ended June 30, 2017 reflect the results of just 64 operating days, which does not provide for a meaningful comparison to the six months ended June 30, 2018.

Charterhire. Charterhire expense for the six months ended June 30, 2018 was $35.2 million, a decrease of $3.7 million, or 10%, from $38.9 million during the six months ended June 30, 2017. The decrease was driven by lower average daily base rates on our time and bareboat chartered-in fleet to an average of $10,629 per vessel per day from an average of $12,300 per vessel per day for the six months ended June 30, 2018 and 2017, respectively.  This decrease was offset by an increase in the average number of time and bareboat chartered-in vessels to 18.7 (8.7 time chartered-in vessels and 10.0 bareboat chartered-in vessels) from 17.7 (11.4 time chartered-in vessels and 6.3 bareboat chartered-in vessels) during the six months ended June 30, 2018 and 2017, respectively.

Depreciation. Depreciation expense for the six months ended June 30, 2018 was $87.5 million, an increase of $26.0 million, or 42% from $61.5 million during the six months ended June 30, 2017.  The increase was the result of an increase in the average number of owned and financed leased vessels to 108.8 from 77.9 vessels for the six months ended June 30, 2018 and 2017, respectively.  This increase was primarily the result of  the delivery of (i) four LR1 product tankers from NPTI in June 2017, (ii) 23 product tankers from NPTI in September 2017 and (iii) two newbuilding MRs during the six months ended June 30, 2018.  This increase was partially offset by the sale of two MRs during the six months ended June 30, 2017.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2018 were $27.0 million, an increase of $3.4 million, or 14% from $23.6 million during the six months ended June 30, 2017. This increase was primarily driven by an increase of $1.6 million in restricted stock amortization and an increase of $1.6 million of administrative fees charged by SSH, which increased as a result of the growth of the Company’s fleet following the merger with NPTI.

Loss on sales of vessels and write-down of vessel held for sale. Loss on sales of vessels and write-down of vessel held for sale for the six months ended June 30, 2017 was $23.4 million.  In April 2017, we recorded an aggregate loss of $14.2 million on the sales and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  Furthermore, we recorded an aggregate loss of $9.1 million when we entered into agreements to sell STI Sapphire and STI Emerald during the six months ended June 30, 2017.  The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017.

Merger transaction related costs. Merger transaction related costs for the six months ended June 30, 2018 were $0.3 million, a decrease of $32.3 million or 99% from $32.5 million during the six months ended June 30, 2017.  Merger transaction related costs represent costs incurred as part of the Merger with NPTI.  The costs recorded during the six months ended June 30, 2017 consisted of $15.2 million of advisory and other professional fees and $17.3 million of costs related to the early termination of NPTI’s existing service agreements.  Approximately $6.0 million of the termination costs were settled via the issuance of 1.5 million common shares of the Company.

Bargain purchase gain. Bargain purchase gain for the six months ended June 30, 2017 was $5.4 million.  The bargain purchase gain represents the results of the purchase price allocation, which was performed upon NPTI Vessel Acquisition in June 2017.  This transaction was accounted for as a business combination due to its connection with the Merger.

Financial expenses. Financial expenses for the six months ended June 30, 2018 were $88.4 million, an increase of $41.7 million, or 89% from $46.7 million during the six months ended June 30, 2017. The change was the result of an increase in interest payable on our outstanding borrowings and an increase in write-offs of deferred financing fees for the six months ended June 30, 2018 and 2017, respectively, which can be described as follows:

•                  The increase in our interest payable was the result of (i) an increase in our average debt outstanding to $2.8 billion from $2.0 billion, which was primarily driven by the assumption of $907.4 million of indebtedness as a result of the Merger and (ii) an increase in LIBOR rates during the six months ended June 30, 2018 as compared to the six months ended June 30, 2017.

•                  During the six months ended June 30, 2018, we wrote-off an aggregate of $7.0 million of deferred financing fees consisting of (i) $1.1 million related to the exchange of Convertible Notes due 2019 in May 2018 (as described below in the section entitled “Long-Term Debt Obligations and Credit Arrangements”), (ii) $3.3 million related to the refinancing of the existing indebtedness on five vessels into the ABN/SEB Credit Facility (as described below) and (iii) $2.6 million of acceleration of a portion of the deferred financing fees related to the credit facilities that were expected to be refinanced in the third and fourth quarters of 2018.

•                  During the six months ended June 30, 2017, we wrote-off an aggregate of $0.9 million of deferred financing fees as a result of (i) $0.5 million related to the repayment of our BNPP Credit Facility as a result of the sales of STI Sapphire and STI Emerald and (ii) $0.3 million related to the refinancing of the DVB 2016 Credit Facility.

Financial expenses for the six months ended June 30, 2018 consisted of interest expense of $66.8 million, non-cash accretion of our convertible notes of $6.4 million, write-offs and accelerations of deferred financing fees of $7.0 million, amortization of deferred financing fees of $6.2 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from NPTI of $1.9 million.

Financial expenses for the six months ended June 30, 2017 consisted of interest expense of $33.1 million, non-cash accretion of our convertible notes of $6.0 million, write-offs of deferred financing fees of $0.9 million and amortization of deferred financing fees $6.6 million.

Loss on exchange of convertible notes.  Loss on exchange of convertible notes for the six months ended June 30, 2018 was $17.0 million.  In May 2018, we exchanged $188.5 million in aggregate principal amount of the Convertible Notes due 2019 for $188.5 million in aggregate principal amount of the Company’s new Convertible Notes due 2022.  As a result of this exchange, we recorded a loss of $17.0 million on the exchange during the six months ended June 30, 2018.  This transaction is further described below in the section entitled “Long-Term Debt Obligations and Credit Arrangements”.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Group Pools or on time charter, in addition to cash on hand.  The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.

Current economic conditions in the product tanker market are challenging, with freight rates during the first half of 2018 at their lowest levels since 2009, resulting in the incurrence of significant losses during the six months ended June 30, 2018.  It is also likely that additional, currently uncommitted sources of financing will be required to meet the financial commitments relating to the scheduled maturities of our Senior Unsecured Notes due 2019 and Convertible Notes due 2019, which are scheduled to mature in June and July of 2019, respectively.  We could also pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. There can be no assurance that these or other measures will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Based on internal forecasts and projections, which assume the refinancing of the aforementioned debt that is maturing in 2019, and that take into account reasonably possible changes in our trading performance, in addition to our ability to sell or refinance certain vessels, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least twelve months from October 8, 2018.

As of June 30, 2018, our cash balance was $164.6 million, which was lower than our cash balance of $186.5 million as of December 31, 2017.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company, which may include the pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses.  In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.

Our long-term liquidity needs as of June 30, 2018 consisted of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Unsecured Notes Due 2019 and 2020, Convertible Notes due 2019 and 2022, and obligations under our bareboat and time charter-in arrangements.

The table below summarizes our sources and uses of cash for the six months ended June 30, 2018 and 2017, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Cash flow data
Net cash inflow / (outflow)
Operating activities	$52,728	$59,874
Investing activities	(28,193)	(86,856)
Financing activities	(46,419)	207,505

Cash flows from operating activities

Six Months Ended June 30, 2018 compared to 2017

The following table sets forth the components of our operating cash flows for the six months ended June 30, 2018 and June 30, 2017 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change favorable /	Percentage
In thousands of U.S. dollars	2018	2017	(unfavorable)	change
Vessel revenue (1)	$298,241	$241,219	$57,022	24%
Vessel operating costs (1)	(139,904)	(97,986)	(41,918)	(43)%
Voyage expenses (1)	(4,372)	(3,444)	(928)	(27)%
Charterhire (1)	(35,169)	(38,904)	3,735	10%
General and administrative expenses - cash (2)	(13,792)	(11,997)	(1,795)	(15)%
Merger transaction related costs - cash (3)	(271)	(26,557)	26,286	99%
Financial expenses - cash (4)	(66,797)	(33,141)	(33,656)	(102)%
Realized loss on derivative financial instruments	—	(116)	116	100%
Change in working capital (5)	14,158	29,049	(14,891)	(51)%
Financial income - cash	481	395	86	22%
Other	153	1,356	(1,203)	(89)%
Operating cash flow	$52,728	$59,874	$(7,146)	(12)%

(1)                                 See “Results of Operations” for information on these variations for the six months ended June 30, 2018 and 2017.

(2)                                 Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $13.2 million and $11.6 million for the six months ended June 30, 2018 and 2017, respectively.

(3)                                 Cash merger transaction related costs are transaction costs related to the Merger, from our unaudited condensed consolidated statements of income or loss, which exclude costs incurred of $5.9 million that were accrued at June 30, 2018 and subsequently settled via the issuance of 1.5 million common shares of the Company.

(4)                                 Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $13.2 million and $7.5 million for the six months ended June 30, 2018 and 2017, respectively, (ii) accretion of our convertible notes of $6.4 million and $6.0 million for the six months ended June 30, 2018 and 2017, respectively, (iii) accretion or amortization of the fair value measurement applied to the debt and finance lease obligations assumed in the Merger of $1.9 million and $37,067 for the six months ended June 30, 2018 and 2017, respectively.

(5)                                 The change in working capital for the six months ended June 30, 2018 was driven by decreases in accounts receivable, prepaid expenses and other current assets along with an increase in accounts payable, offset by an increase in other assets and a decrease in accrued expenses.  The decrease in accounts receivable was driven by overall decreases in daily TCE revenues earned across all of our operating segments during the six months ended June 30, 2018, which had a corresponding impact on amounts due from Scorpio Group Pools.  The increase in other assets was driven by an increase in pool working capital contributions as a result of additional LR2 vessels entering the Scorpio LR2 Pool during the six months ended June 30, 2018.  The decreases in prepaid expenses, other current assets and accrued expenses along with the increase in accounts payable were driven by the timing of payments affecting these accounts.

The change in working capital for the six months ended June 30, 2017 was primarily driven by an increase in accrued expenses and a decrease in accounts receivable.  The increase in accrued expenses relates to the accrual of Merger related transaction costs, which were accrued at June 30, 2017 and paid upon closing and the decrease in accounts receivable was the result of overall decreases in daily TCE revenues earned across all of our operating segments during the six months ended June 30, 2017, which had a corresponding impact on amounts due from Scorpio Group Pools.

Cash flows from investing activities

The following table depicts the components of our investing activities for the six months ended June 30, 2018 and June 30, 2017, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change favorable /	Percentage
In thousands of U.S. dollars	2018	2017	(unfavorable)	change
Cash inflows
Proceeds from disposal of vessels (1)	$—	$99,909	$(99,909)	(100)%
Cash outflows
Acquisition of vessels and payments for vessels under construction (2)	(26,057)	(148,197)	122,140	82%
Net cash paid for the acquisition of the four LR1 vessels from NPTI (3)	—	(38,211)	38,211	100%
Drydock payments (owned and bareboat-in vessels) (4)	(2,136)	(357)	(1,779)	(498)%
Net cash outflow from investing activities	$(28,193)	$(86,856)	$58,663	68%

(1)                                 Net proceeds from disposal of vessels for the six months ended June 30, 2017 represents the net proceeds received for the sales and leasebacks of STI Beryl, STI Le Rocher and STI Larvotto along with the sale of STI Emerald.

(2)                                 Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the six months ended June 30, 2018 and 2017.

(3)                                 Net cash paid for the Merger with NPTI represents the $42.2 million paid to NPTI to acquire four vessel owning subsidiaries, offset by the $4.0 million cash on hand of such subsidiaries as part of the closing of the NPTI Vessel Acquisition on June 14, 2017.

(4)                                 Drydock payments represent the cash paid for certain vessels (both owned and bareboat chartered-in) that were drydocked in accordance with their scheduled, class required special surveys during these periods.

Cash flows from financing activities

The following table depicts the components of our financing activities for the six months ended June 30, 2018 and 2017 along with descriptions of the significant changes thereunder.

In thousands of U.S. dollars	For the six months ended June 30,		Change favorable /	Percentage
	2018	2017	(unfavorable)	change
Cash inflows
Drawdowns from our secured credit facilities (1)	$142,025	$260,275	$(118,250)	(45)%
Issuance of unsecured senior notes (1)	—	57,500	(57,500)	(100)%
Gross proceeds from the issuance of common stock (2)	—	200,000	(200,000)	(100)%
Total financing cash inflows	142,025	517,775	(375,750)	(73)%

Cash outflows
Repayments on our secured credit facilities (1)	(142,491)	(277,213)	134,722	49%
Payments under our finance leases (1)	(25,000)	—	(25,000)	N/A
Payments under our unsecured senior notes (1)	—	(6,260)	6,260	100%
Debt issuance costs (3)	(13,473)	(10,305)	(3,168)	(31)%
Increase in restricted cash (4)	(897)	(1,708)	811	47%
Equity issuance costs (2)	(4)	(11,291)	11,287	100%
Dividends paid (5)	(6,579)	(3,493)	(3,086)	(88)%
Total financing cash outflows	(188,444)	(310,270)	121,826	39%

Net cash (outflow) / inflow from financing activities	$(46,419)	$207,505	$(253,924)	(122)%

(1)                                 Drawdowns from and repayments on our secured credit facilities, unsecured debt and finance leases during the six months ended June 30, 2018 and 2017 consisted of:

	For the six months ended June 30,
	2018		2017
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
2011 Credit Facility	—	—	—	(93,041)
KSURE Credit Facility	—	(87,574)	—	(18,260)
KEXIM Credit Facility	—	(16,825)	—	(16,825)
ING Credit Facility	—	—	—	(4,459)
Credit Suisse Credit Facility	—	—	58,350	(973)
ABN AMRO Credit Facility	—	(4,444)	—	(8,595)
BNPP Paribas Credit Facility	—	(1,725)	27,600	(28,750)
Scotiabank Credit Facility	—	—	—	(1,110)
NIBC Credit Facility	—	(1,021)	—	(2,042)
2016 Credit Facility	—	(10,522)	—	(13,632)
DVB 2016 Credit Facility	—	—	—	(88,375)
DVB 2017 Credit Facility	—	(2,960)	81,400	—
HSH Credit Facility	—	(796)	31,125	(746)
2017 Credit Facility	21,450	(6,207)	61,800	(405)
Credit Agricole Credit Facility	—	(4,284)	—	—
ABN AMRO / K-Sure Credit Facility	—	(1,925)	—	—
Citi / K-Sure Credit Facility	—	(4,208)	—	—
ABN AMRO / SEB Credit Facility	120,575	—	—	—

Total Secured Credit Facilities	$142,025	$(142,491)	$260,275	$(277,213)

Unsecured Senior Notes due 2019	—	—	57,500	—
Unsecured Senior Notes due 2017	—	—	—	(6,260)

Total Unsecured Senior Notes	$—	$—	$57,500	$(6,260)

BCFL Lease Financing (MRs)	—	(5,102)	—	—
Ocean Yield Lease Financing	—	(5,125)	—	—
CMBFL Lease Financing	—	(2,454)	—	—
BCFL Lease Financing (LR2s)	—	(3,665)	—	—
CSSC Lease Financing	—	(8,654)	—	—

Total Finance Leases	$—	$(25,000)	$—	$—

(2)                                 On May 30, 2017, we issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of $188.7 million, after deducting underwriters’ discounts and offering expenses.  The completion of this offering was a condition to the closing of the Merger with NPTI.

(3)                                 Relates to debt issuance costs incurred for our secured credit facilities, unsecured notes and lease financing arrangements.

(4)                                 The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility and must be funded with one quarter of interest and principal upon each drawdown, which is adjusted from time to time based on prevailing interest rates.  The funds in this account will be released upon the maturity of this facility.

(5)                                 Dividend payments to shareholders were $6.6 million and $3.5 million for the six months ended June 30, 2018 and 2017, respectively.  These dividends represent total dividends of $0.02 per share in each of the six months ended June 30, 2018 and 2017.

Long-Term Debt Obligations and Credit Arrangements

The following is a discussion of the key terms and conditions of our secured facilities, lease financing arrangements, unsecured senior notes and convertible notes.  Our secured credit facilities may be secured by, among other things:

•                                          a first priority mortgage over the relevant collateralized vessels;

•                                          a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•                                          a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•                                          a pledge of the equity interest of each vessel owning subsidiary under the specific facility.

Our credit facilities and lease financing arrangements require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

We were in compliance with all covenants relating to our borrowings as of June 30, 2018.

The following table summarizes our outstanding indebtedness at June 30, 2018 and as of October 8, 2018.  The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts / premiums attributable to the indebtedness assumed from NPTI as part of the initial purchase price allocation for the Merger.

In thousands of U.S. dollars	Amount outstanding as of June 30, 2018	Amount outstanding as of October 8, 2018
K-Sure Credit Facility	$152,345	$—
KEXIM Credit Facility	316,125	299,300
Credit Suisse Credit Facility	53,488	—
ABN AMRO Credit Facility	108,868	102,646
ING Credit Facility	109,844	147,361
BNP Paribas Credit Facility	40,825	—
Scotiabank Credit Facility	28,860	—
NIBC Credit Facility	33,691	—
$35.7 million Term Loan Facility	—	35,658
2016 Credit Facility	185,457	59,189
2017 Credit Facility	157,057	147,398
HSH Credit Facility	14,620	—
DVB 2017 Credit Facility	75,480	25,800
Credit Agricole Credit Facility	103,579	101,437
ABN AMRO / K-Sure Credit Facility	51,456	50,492
Citi / K-Sure Credit Facility	107,858	105,754
ABN AMRO / SEB Credit Facility	120,575	117,700
Ocean Yield Lease Financing	165,598	162,965
CMBFL Lease Financing	64,425	63,198
BCFL Lease Financing (LR2s)	104,455	102,633
CSSC Lease Financing	255,180	250,854
BCFL Lease Financing (MRs)	104,130	101,478
2018 CMB Lease Financing	—	139,071
$68 million Lease Financing (LR2s)	—	66,972
$48 million Lease Financing (MRs)	—	47,283
AVIC Lease Financing	—	142,052
China Huarong Lease Financing	—	140,625
$88 million Lease Financing	—	86,075
Unsecured Senior Notes Due 2020	53,750	53,750
Unsecured Senior Notes Due 2019	57,500	57,500
Convertible Notes due 2019	160,000	145,000
Convertible Notes due 2022	188,500	203,500
Total	$2,813,666	$2,955,691

Refinancing initiatives

In April 2018, we announced a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet.  The new arrangements under these initiatives that have been entered into are described below.

ABN AMRO / SEB Credit Facility

In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).

The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.  The terms and conditions, including financial covenants, of our ABN AMRO / SEB Credit Facility are similar to those in our existing credit facilities.

Sale and Leaseback of Four Product Tankers

In July 2018, we reached an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to an international financial institution.  The borrowing amounts under the arrangement are $21.2 million per Handymax and $22.8 million per MR ($88.0 million in aggregate), and these agreements closed in September 2018.  The proceeds were utilized to repay $14.8 million of the outstanding indebtedness under our DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness under our K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness under our 2016 Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

ING Credit Facility Upsize

In June 2018, we executed an agreement to upsize our $132.5 million credit facility with ING Bank N.V. to $171.2 million. In September 2018, we drew down $38.7 million from this facility and the proceeds were used to refinance the existing indebtedness of $26.9 million under our K-Sure Credit Facility relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill).

The upsized portion of the loan facility has a final maturity of June 2022 and bears interest at LIBOR plus a margin of 2.40% per annum.  The loan will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.  The remaining terms and conditions of the upsized portion, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.

$35.7 Million Term Loan Facility

In June 2018, we executed an agreement with a leading European financial institution for a term loan facility of $35.7 million.  The loan facility was drawn in August 2018 and the proceeds were used to repay $26.5 million on the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which were previously financed under the BNP Paribas Credit Facility.

The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.

China Huarong Sale and Leaseback

In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate.  These agreements closed in August 2018 and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

AVIC Sale and Leaseback

In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd.  The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate).  These agreements closed in August and September 2018 and the proceeds were utilized to repay $32.7 million of the outstanding indebtedness under our NIBC Credit Facility, $13.0 million of the outstanding indebtedness under our K-Sure Credit Facility, $28.3 million of the outstanding indebtedness under our Scotiabank Credit Facility and $26.1 million of the outstanding indebtedness under our Credit Suisse Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

2018 CMB Sale and Leaseback

In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd.  The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed August 2018.  The proceeds were utilized to repay $33.5 million of the outstanding indebtedness under our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness under our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness under our BNP Paribas Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants which are similar to those set forth in our existing lease financing arrangements.

Sale and Leaseback of Four Product Tankers

In June 2018, we reached an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution.  The borrowing amounts under the arrangement were $24.0 million per MR and $34.0 million per LR2 ($116.0 million in aggregate) and the sales closed in August 2018.  The proceeds were utilized to repay $26.5 million of the outstanding indebtedness under our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness under our K-Sure Credit Facility for these vessels.

Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2.  In addition, the Company has purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.  We are subject to certain additional terms and conditions under this arrangement, which are similar to those set forth in our existing lease financing arrangements.

Sale and Leaseback of Seven Product Tankers

In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution.  The borrowing amount under the arrangement is $157.5 million in aggregate. Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2.  Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date).  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.  These transactions are expected to close in October 2018.

Convertible Senior Notes due 2019

In May 2018, we exchanged $188.5 million in aggregate principal amount of our Convertible Senior Notes due 2019, or the Convertible Notes due 2019 for $188.5 million in aggregate principal amount of our new Convertible Senior Notes due 2022, or the Convertible Notes due 2022, the terms of which are described below.  This exchange was executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.

The carrying value of the debt component of the Convertible Notes due 2019 that were part of exchange was $180.4 million on the date of the exchange. The principal amount of the new Convertible Senior Notes due 2022 ($188.5 million) was determined to approximate the fair value of the extinguished debt component on the date of the exchange (the fair value attributed to the extinguished equity component was determined to be close to zero). As this transaction was accounted for as an extinguishment of debt, a loss of $17.0 million was recorded representing the difference between the carrying value of $180.4 million and (i) the aggregate consideration exchanged of $188.5 million of newly issued Convertible Notes due 2022 and (ii) all transaction costs incurred.

The conversion rate of our Convertible Notes due 2019 is subject to change upon the issuance of a dividend. The table below details the dividends issued through October 8, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2019.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
March 12, 2018	$0.01	99.2056
June 6, 2018	0.01	99.5277
September 20, 2018	0.01	100.0515

(1) Per $1,000 principal amount of the Convertible Notes.

The carrying values of the liability component of the Convertible Notes due 2019 as of June 30, 2018 and December 31, 2017, were $153.9 million and $328.7 million, respectively. We incurred $3.6 million of coupon interest and $5.5 million of non-cash accretion on our Convertible Notes due 2019 during the six months ended June 30, 2018.  We were in compliance with the covenants related to the Convertible Notes due 2019 as of June 30, 2018 and December 31, 2017.

In July 2018, we exchanged an additional $15.0 million in aggregate principal amount of the Convertible Notes due 2019 for $15.0 million in aggregate principal amount of our Convertible Notes due 2022. This exchange was executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.

This transaction will be accounted for as an extinguishment of debt and accordingly, we expect to record a loss on extinguishment of $0.9 million during the third quarter of 2018 as a result of this exchange.

Convertible Senior Notes due 2022

As discussed above, in May 2018, we exchanged $188.5 million in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million in aggregate principal amount of newly issued Convertible Notes due 2022.  In July 2018, we exchanged an additional $15.0 million in aggregate principal amount of the Convertible Notes due 2019 for $15.0 million in aggregate principal amount of our Convertible Notes due 2022.

The Convertible Notes due 2022 are senior, unsecured obligations of the Company and bear interest at a rate of 3.0% per year. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.

The conversion rate of the Convertible Notes due 2022 was initially 250 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $4.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).

The table below details the dividends issued through October 8, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2022.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
June 6, 2018	0.01	250.8117
September 20, 2018	0.01	252.1317

(1) Per $1,000 principal amount of the Convertible Notes.

The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and may be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•                  during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•                  during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of convertible notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

•                  upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock.  The Convertible Notes due 2022 are not redeemable by the Company.

The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Upon issuance in May 2018, we determined the initial carrying value of the liability component of the Convertible Notes due 2022 to be $154.3 million based on the fair value of a similar liability that does not have any associated conversion feature.  We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Unsecured Notes due 2019, (ii) Senior Unsecured Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination.  The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million was recorded to Additional paid-in capital upon issuance in May 2018.

The carrying value of the liability component of the Convertible Notes due 2022 as of June 30, 2018 was $155.2 million and we incurred $0.7 million of coupon interest and $0.9 million of non-cash accretion during the six months ended June 30, 2018.  We were in compliance with the covenants related to the Convertible Notes due 2022 as of June 30, 2018.

Capital Expenditures

Vessel acquisitions and disposals

Newbuilding vessel acquisitions

We took delivery of the following vessels  from Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD during the six months ended June 30, 2018, resulting in an increase of $80.9 million in “Vessels and drydock” from December 31, 2017.

Name	Month Delivered	Vessel Type
1 STI Esles II	January 2018	MR
2 STI Jardins	January 2018	MR

Drydock

Three of our bareboat chartered-in MR product tankers were drydocked in accordance with their scheduled, class required special survey during the six months ended June 30, 2018.  These vessels were offhire for an aggregate of 52 days for the six months ended June 30, 2018 and the aggregate drydock cost was  $2.7 million, of which, $1.3 million was paid as of June 30, 2018.  Additionally, four of our owned or finance leased MR product tankers are scheduled for drydock for the remainder of 2018 and the estimated aggregate drydock cost of approximately $4.0 million.  $0.5 million payments were made in advance of these drydocks during the six months ended June 30, 2018.   These vessels are expected to be offhire for an aggregate of 80 days.  We also made $0.4 million of cash payments during the six months ended June 30, 2018 for amounts previously accrued at December 31, 2017, relating to our MR product tankers that were drydocked in 2017.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention and the IMO’s sulfur emissions regulations which are effective starting from January 1, 2020 as described in “Item 3. Key Information - D. Risk Factors,” and “Item 4. Information on the Company - B. Business Overview”, respectively, in our 2017 Annual Report on Form 20-F filed on March 23, 2018, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Contractual Obligations

The following table sets forth our total contractual obligations at June 30, 2018:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans - principal payments (1)	$179,991	$674,752	$805,384	$—
Finance leases - principal payments(1)	50,899	105,858	111,983	425,048
Secured bank loans - estimated interest payments (2)	89,863	138,448	39,779	—
Finance leases - estimated interest payments (2)	47,477	87,098	70,935	83,394
Secured bank loans - commitment fees (3)	116	—	—	—
Time and bareboat charter-in commitments (4)	34,297	19,298	19,272	17,486
Technical management fees (5)	14,672	—	—	—
Commercial management fees (6)	14,334	—	—	—
Convertible notes (7)	—	160,000	188,500	—
Convertible notes - estimated interest payments (8)	12,682	11,310	5,655	—
Senior unsecured notes (9)	—	111,250	—	—
Senior unsecured notes - estimated interest payments (10)	8,372	3,598	—	—

Total	$452,703	$1,311,612	$1,241,508	$525,928

(1)         Represents principal payments due on our secured credit facilities as described above in Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2018.

(2)         Represents estimated interest payments on our secured credit facilities and lease financing arrangements. These payments were estimated by taking into consideration (i) the margin on each credit facility and (ii) the forward curve calculated from the term structure of interest swap rates, as published by a third party, as of June 30, 2018.

The forward curve was calculated as follows as of June 30, 2018:

Year 1	2.60%
Year 2	3.02%
Year 3	2.98%
Year 4	2.93	%(A)
Year 5	2.95%
Year 6	2.91	%(A)
Year 7	2.94%
Year 8	2.98	%(A)
Year 9	3.00	%(A)
Year 10	3.02%
Year 11	2.95	%(A)
Year 12	2.95	%(A)

(A)                               Third party published interest swap rates were unavailable. As such, we interpolated those rates using the averages of the years in which swap rates were published.

The margins on each credit facility or lease financing arrangement that contain variable interest rates and that have amounts outstanding at June 30, 2018 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.25	%(A)
KEXIM Guarantee Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25	%(B)
Credit Suisse Credit Facility	2.40%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	1.95%
BNP Paribas Credit Facility	2.05	%(C)
Scotiabank Credit Facility	1.50%
NIBC Credit Facility	2.50%
2016 Credit Facility	2.50%
2017 Credit Facility	2.02	%(C)
HSH Credit Facility	2.50%
DVB 2017 Credit Facility	2.75%
Credit Agricole Credit Facility	2.75%
ABN AMRO/K-Sure Credit Facility	2.01	%(C)
Citi/K-Sure Credit Facility	1.80	%(C)
ABN AMRO/SEB Credit Facility	2.60%
Ocean Yield Sale and Leaseback	5.40%
CMBFL Sale and Leaseback	3.75%
BCFL Sale and Leaseback (LR2s)	3.50%
CSSC Sale and Leaseback	4.60%

(A)                               Borrowings under the KEXIM Commercial tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.

(B)                               Borrowings under the K-Sure Commercial tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial tranche.

(C)                               Based on the weighted average of the margin in each tranche.

Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2018 and taking into consideration the scheduled amortization of such facilities going forward until maturity.  Additionally, the BCFL Lease Financing (MR) does not have a variable interest component.  Accordingly, the interest portion of this arrangement was calculated using the implied interest rate in these agreements.

(3)         As of June 30, 2018, a commitment fee equal to 40% of the applicable margin by tranche is payable on the unused daily portion of the upsized portion of our ING Credit Facility and 35% of the applicable margin by tranche is payable on the unused daily portion of our $35.7 million term loan facility.  The remaining credit facilities were fully drawn as of June 30, 2018.

(4)         Represents amounts due under our time and bareboat charter-in agreements as of June 30, 2018.

(5)         Our technical manager, SSM, charges fees for its services pursuant to a Revised Master Agreement (as defined in Note 13 to our unaudited condensed consolidated financial statements, which are included in this report).  Pursuant to this agreement, the fixed annual technical management fee is $175,000, and certain services previously provided as part of the fixed fee are itemized.  The aggregate cost, including the costs that are itemized, are approximately $250,000 per year.

Under the terms of the Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(6)         Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, we pay SCM $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue.

These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(7)         Represents the principal due at maturity on our Convertible Notes due 2019 and our Convertible Notes due 2022 as of June 30, 2018.

(8)         Represents estimated interest payments on our Convertible Notes. The Convertible Notes due 2019 and 2022 bear interest at a coupon rate of 2.375% and 3.00% per annum, respectively and mature in July 2019 and May 2022, respectively.

(9)         Represents the principal due at maturity on our Senior Unsecured Notes Due 2019 and Senior Unsecured Notes Due 2020 as of June 30, 2018.

(10)  Represents estimated interest payments on our Senior Unsecured Notes Due 2020 and Senior Unsecured Notes Due 2019 as of June 30, 2018. These notes bear interest at coupon rates of 6.75% and 8.25%, respectively.

OFF-BALANCE-SHEET ARRANGEMENTS

As of June 30, 2018, we are committed to make charterhire payments to third parties for certain time or bareboat chartered-in vessels.  These arrangements are accounted for as operating leases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

Based on the floating rate debt at June 30, 2018, a one-percentage point increase in the floating interest rate would increase interest expense by $22.5 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of June 30, 2018
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate borrowings (unhedged)	$220,183	$757,195	$891,124	$381,283
Principal payments fixed rate debt	10,707	294,665	214,743	43,765
Total principal payments on outstanding debt	$230,890	$1,051,860	$1,105,867	$425,048

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $22.0 million and $16.3 million for the six months ended June 30, 2018 and 2017, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate revenue from vessels operating in pools, in the spot market or on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day.  Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15, Revenue from Contracts with Customers, which we adopted on January 1, 2018.  Revenue generated from time charters and from pooling arrangements were unaffected by the application of this standard.

Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard, as the performance obligation has been identified as the transportation of cargo from one point to another.  Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.  Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.

We did not have any vessels operating on voyage charters as of June 30, 2017.  Accordingly, the application of this standard would not have resulted in any changes to our financial position or results of operations for that period.

The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”).  We have applied the modified retrospective method upon the date of transition.  At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.

Vessel impairment

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2018 and December 31, 2017

		As of
In thousands of U.S. dollars	Notes	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		$164,578	$186,462
Accounts receivable	4	50,302	65,458
Prepaid expenses and other current assets	3	13,276	17,720
Inventories		8,362	9,713
Total current assets		236,518	279,353
Non-current assets
Vessels and drydock	5	4,084,167	4,090,094
Vessels under construction	6	—	55,376
Other assets	7	55,538	50,684
Goodwill	2	11,643	11,482
Restricted cash	8	12,284	11,387
Total non-current assets		4,163,632	4,219,023
Total assets		4,400,150	4,498,376
Current liabilities
Current portion of long-term debt	11	230,743	113,036
Finance lease liability	11	50,622	50,146
Accounts payable	9	15,761	13,044
Accrued expenses	10	25,192	32,838
Total current liabilities		322,318	209,064
Non-current liabilities
Long-term debt	11	1,810,869	1,937,018
Finance lease liability	11	641,584	666,993
Total non-current liabilities		2,452,453	2,604,011
Total liabilities		2,774,771	2,813,075
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital		3,817	3,766
Additional paid-in capital		2,324,309	2,283,591
Treasury shares		(443,816)	(443,816)
Accumulated deficit (1)		(258,931)	(158,240)
Total shareholders’ equity		1,625,379	1,685,301
Total liabilities and shareholders’ equity		$4,400,150	$4,498,376

(1) Reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018.  The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.  Accordingly, the cumulative effect of the application of this standard resulted in a $3,888 reduction in the opening balance of Accumulated deficit on January 1, 2018.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income or Loss

For the six months ended June 30, 2018 and 2017

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2018	2017
Revenue
Vessel revenue	15	$298,241	$241,219

Operating expenses
Vessel operating costs		(139,904)	(97,986)
Voyage expenses		(4,372)	(3,444)
Charterhire	16	(35,169)	(38,904)
Depreciation	5	(87,547)	(61,541)
General and administrative expenses	20	(26,972)	(23,602)
Loss on sales of vessels and write-down of vessel held for sale		—	(23,352)
Merger transaction related costs		(271)	(32,530)
Bargain purchase gain	2	—	5,417
Total operating expenses		(294,235)	(275,942)
Operating income / (loss)		4,006	(34,723)
Other (expense) and income, net
Financial expenses	17	(88,367)	(46,694)
Loss on exchange of convertible notes	11	(16,968)	—
Realized loss on derivative financial instruments		—	(116)
Financial income		730	489
Other (expenses) / income, net		(96)	1,262
Total other expense, net		(104,701)	(45,059)
Net loss		$(100,695)	$(79,782)

Loss per share

Basic		$(0.33)	$(0.46)
Diluted		$(0.33)	$(0.46)
Basic weighted average shares outstanding		308,914,701	172,096,465
Diluted weighted average shares outstanding		308,914,701	172,096,465

Dividends declared per common share		$0.02	$0.02

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income or Loss
For the six months ended June 30, 2018 and 2017

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Net loss	$(100,695)	$(79,782)
Other comprehensive income	—	—
Total comprehensive loss	$(100,695)	$(79,782)
Attributable to:
Equity holders of the parent	$(100,695)	$(79,782)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2018 and 2017

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid- in capital	Treasury shares	Accumulated deficit	Total

Balance as of January 1, 2017	174,629,755	$2,247	$1,756,769	$(443,816)	$—	$1,315,200
Net loss for the period	—	—	—	—	(79,782)	(79,782)
Net proceeds from follow on offering of common stock	50,000,000	500	188,209	—	—	188,709
Amortization of restricted stock	—	—	11,606	—	—	11,606
Dividends paid, $0.02 per share (2)	—	—	(3,493)	—	—	(3,493)
Balance as of June 30, 2017	224,629,755	$2,747	$1,953,091	$(443,816)	$(79,782)	$1,432,240

Balance as of January 1, 2018	326,507,544	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards (1)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(100,695)	(100,695)
Issuance of restricted stock	5,122,448	51	(51)	—	—	—
Amortization of restricted stock	—	—	13,180	—	—	13,180
Dividends paid, $0.02 per share (2)	—	—	(6,579)	—	—	(6,579)
Equity component of issuance of Convertible Senior Notes due 2022	—	—	34,172	—	—	34,172
Equity issuance costs	—	—	(4)	—	—	(4)
Balance as of June 30, 2018	331,629,992	$3,817	$2,324,309	$(443,816)	$(258,931)	$1,625,379

(1) Reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018. Refer to Note 1 for further discussion.

(2) The Company’s policy is to distribute dividends from available retained earnings first and then from additional paid-in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

For the six months ended June 30, 2018 and 2017

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2018	2017
Operating activities
Net loss		$(100,695)	$(79,782)
Loss on sales of vessels and write-down of vessel held for sale		—	23,352
Depreciation	5	87,547	61,541
Amortization of restricted stock	12	13,180	11,605
Amortization of deferred financing fees		6,191	6,640
Write-off of deferred financing fees		7,035	867
Bargain purchase gain	2	—	(5,417)
Share-based transaction costs		—	5,973
Accretion of convertible notes	11	6,435	6,009
Accretion of fair market measurement on debt assumed from merger with NPTI	11	1,909	37
Loss on exchange of convertible notes	11	16,968	—
		38,570	30,825
Changes in assets and liabilities:
Decrease in inventories		1,473	132
Decrease in accounts receivable		15,039	8,715
Decrease / (increase) in prepaid expenses and other current assets		4,620	(2,639)
Increase in other assets		(3,576)	(3,141)
Increase / (decrease) in accounts payable		2,767	(1,110)
(Decrease) / increase in accrued expenses		(6,165)	27,092
		14,158	29,049
Net cash inflow from operating activities		52,728	59,874
Investing activities
Acquisition of vessels and payments for vessels under construction		(26,057)	(148,197)
Proceeds from disposal of vessels		—	99,909
Net cash paid for the acquisition of the four LR1 vessels from NPTI		—	(38,211)
Drydock payments (owned and bareboat-in vessels)		(2,136)	(357)
Net cash outflow from investing activities		(28,193)	(86,856)
Financing activities
Debt repayments		(167,491)	(283,473)
Issuance of debt		142,025	317,775
Debt issuance costs		(13,473)	(10,305)
Increase in restricted cash		(897)	(1,708)
Gross proceeds from issuance of common stock		—	200,000
Equity issuance costs		(4)	(11,291)
Dividends paid		(6,579)	(3,493)
Net cash (outflow) / inflow from financing activities		(46,419)	207,505
(Decrease) / increase in cash and cash equivalents		(21,884)	180,523
Cash and cash equivalents at January 1,		186,462	99,887
Cash and cash equivalents at June 30,		$164,578	$280,410
Supplemental information:
Interest paid		$67,855	$35,454

In May 2018, we exchanged $188.5 million in aggregate principal amount of the Convertible Notes due 2019 for $188.5 million in aggregate principal amount of the Company’s new 3.0% Convertible Senior Notes due 2022.  This item represents the significant non-cash transaction incurred during the six months ended June 30, 2018 and is further described in Note 11.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the unaudited condensed consolidated financial statements

1.                                      General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and the common stock currently trades on the New York Stock Exchange under the symbol STNG.

Our fleet as of June 30, 2018 consisted of 109 owned or finance leased product tankers (14 Handymax, 45 MR, 12 LR1, and 38 LR2) and 17 time or bareboat chartered-in product tankers (seven Handymax, eight MR, and two LR2).

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which, Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the six months ended June 30, 2018 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2017. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Going concern

The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 19.

Adoption of new and amended International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations from January 1, 2018

Standards and interpretations adopted during the period

•                  Amendment to IAS 40 - Investment property

•                  Amendment to IFRS 2 - Share based payment transactions

•                  IFRIC 22 - Foreign currency transactions and advance consideration

•                  IFRS 9 - Financial Instruments

The adoption of these standards did not have a material impact on these unaudited condensed consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”).  We have applied the modified retrospective method upon the date of transition.

Our revenue is primarily generated from time charters, participation in pooling arrangements and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15. Revenue generated from time charters and from pooling arrangements are within the scope of IFRS 16, Leases, which is discussed further below.

For vessels operating in the spot market, we are recognizing revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the commencement of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.

At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.

Standards and Interpretations issued not yet adopted

IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.

Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel.  Each component will be quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.

These components will be accounted for as follows:

•                  All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.

•                  Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.

•                  The non-lease component will be accounted for as services revenue under IFRS 15. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

We expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

IFRS 16 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments. We do not expect this standard to impact the accounting for our existing time or bareboat chartered-in vessels, which are scheduled to expire in the first quarter of 2019, however this standard will result in the recognition of right of use assets and corresponding liabilities for our three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Furthermore, the eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels cannot be estimated as we are unable to predict what our lease commitments will be at December 31, 2018.

Additionally, at the date of authorization of these unaudited condensed consolidated financial statements, the following Standards which have not been applied in these unaudited condensed consolidated financial statements were issued but not yet effective.  We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

•                  Annual Improvements for IFRS Standards 2015 - 2017 Cycle, which are summarized as follows:

•                  IFRS 3 Business Combinations and IFRS 11 Joint Arrangements — The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

•                  IAS 12 Income Taxes — The amendments clarify that the requirements in the former paragraph 52B (to recognise the income tax consequences of dividends where the transactions or events that generated distributable profits are recognised) apply to all income tax consequences of dividends by moving the paragraph away from paragraph 52A that only deals with situations where there are different tax rates for distributed and undistributed profits.

•                  IAS 23 Borrowing Costs — The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

•                  Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.  Clarifies the recognition of gains and losses arising on the sale or contribution of assets that constitute a business and assets do not constitute a business.  The effective date is pending.

•                  IAS 19, Employee Benefits - Plan Amendment, Curtailment or Settlement (Amendments to IAS 19): The amendments require an entity to use the updated assumptions from a remeasurement net defined benefit liability or asset resulting from a plan amendment, curtailment or settlement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan.

•                  IFRIC 23 Uncertainty over Income Tax Treatments - The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes.

2.                                      Merger with Navig8 Product Tankers Inc

In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc. (“NPTI”), including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 55 million common shares of the Company and the assumption of NPTI’s debt (herein referred to as “the Merger”).  On June 14, 2017, we acquired part of NTPI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted, the Merger closed, and we acquired NPTI’s remaining business including eight LR1 and 15 LR2 tankers (the “September Closing”) when the Merger closed. We assumed NPTI’s aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.

The following represents the final purchase price allocation for the NPTI Vessel Acquisition and the preliminary purchase price allocation for the September Closing as of June 30, 2018. The consideration transferred for the September Closing has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition.

In thousands of U.S. dollars	NPTI Vessel Acquisition - Final Purchase Price Allocation	September Closing - Preliminary Purchase Price Allocation - December 31, 2017	Measurement Period Adjustments	September Closing - Preliminary Purchase Price Allocation - June 30, 2018
Cash and cash equivalents	$6,180	$15,149	—	$15,149
Restricted cash	—	13,641	—	13,641
Trade receivables	3,330	16,323	52	16,375	(1)
Prepaid expenses and other assets	2,932	19,940	—	19,940
Inventories	299	1,415	—	1,415
Restricted cash - non-current	4,000	6,380	—	6,380
Vessels, net	158,500	972,750	—	972,750
Accounts payable and accrued expenses	(13,720)	(2,966)	(213)	(3,179	)(2)
Debt (current and non-current)	(113,856)	(793,519)	—	(793,519)
Redeemable Preferred Shares	—	(39,495)	—	(39,495)
Net assets acquired and liabilities assumed	47,665	209,618	(161)	209,457
Total purchase price consideration	42,248	221,100	—	221,100
(Bargain purchase) / goodwill	(5,417)	11,482	161	11,643

The bargain purchase relating to the NPTI Vessel Acquisition arose primarily as a result of increases in the market prices of secondhand LR1 vessels between the date that the negotiations took place and the closing date of the NPTI Vessel Acquisition, in addition to our bargaining power during the negotiations given NPTI’s immediate need for additional liquidity.  This purchase price allocation was finalized in June 2018 and no adjustments were made to this purchase price allocation during the measurement period.

The provisional goodwill from the September Closing is attributable to benefits that we expect to realize as a result of the increased size and scale of the combined company and the anticipated benefits that we expect to achieve given this enhanced market position.  The measurement period adjustments are described below:

(1)         The September Closing measurement period adjustments to accounts receivable relates to changes in estimates of revenue earned for vessels operating in the Navig8 Pools (which are owned and operated by the Navig8 Group) during the periods prior to the closing of the Merger.  A vessel’s share of pool revenues in a particular period can change in subsequent periods as initial voyage results are finalized for items that have initially been estimated (such as demurrage claims).

(2)         The September Closing measurement period adjustments to accounts payable and accrued expenses relate to new information obtained regarding certain expense items that relate to the period prior to the closing of the Merger but were not reflected in the initial purchase price allocation.

3.                                      Prepaid expenses and other assets

The following is a table summarizing our prepaid expenses and other assets as of June 30, 2018 and December 31, 2017:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
SSM - prepaid vessel operating expense	$4,902	$6,391
Prepaid insurance - related party	404	2,428
Related party prepaid expenses	5,306	8,819

Prepaid insurance	3,535	1,001
Prepaid interest	1,245	1,153
Third party - prepaid vessel operating expenses	749	1,255
Other prepaid expenses	2,441	5,492
	$13,276	$17,720

4.                                      Accounts receivable

The following table depicts the components of our accounts receivable as of June 30, 2018 and December 31, 2017:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Scorpio MR Pool Limited	$27,529	$27,720
Scorpio LR2 Pool Limited	13,466	7,026
Scorpio Handymax Tanker Pool Limited	3,525	6,037
Scorpio LR1 Tanker Pool Limited	1,124	3,002
Scorpio Aframax Pool Limited	64	1,095
Receivables from the Scorpio Group Pools	45,708	44,880

Receivables from Navig8 pools	1,834	14,625
Insurance receivables	1,288	870
Freight and time charter receivables	626	2,399
Other receivables	846	2,684
	$50,302	$65,458

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Aframax Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio LR1 Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 13.  Amounts due from the pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year.

Receivables from Navig8 pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from NPTI which operated in such pools during the year ended December 31, 2017.  $1.5 million out of the $1.8 million outstanding as of June 30, 2018 was collected in July 2018.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof.  Accounts receivable are non-interest bearing.  At June 30, 2018 and December 31, 2017, no material receivable balances were either past due or impaired.

5.                                      Vessels

Operating vessels and drydocks

The following is a rollforward of the activity within Vessels and drydock from January 1, 2018 through June 30, 2018:

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2018	$4,389,648	$82,888	$4,472,536
Additions (1)	79,464	2,156	81,620
As of June 30, 2018	4,469,112	85,044	4,554,156

Accumulated depreciation
As of January 1, 2018	(347,703)	(34,739)	(382,442)
Charge for the period	(78,648)	(8,899)	(87,547)
As of June 30, 2018	(426,351)	(43,638)	(469,989)
Net book value
As of June 30, 2018	$4,042,761	$41,406	$4,084,167

Net book value
As of December 31, 2017	$4,041,945	$48,149	$4,090,094

(1)         Additions during the six months ended June 30, 2018 primarily relate to (i) the deliveries of the newbuilding vessels STI Esles II and STI Jardins and the corresponding calculations of notional drydock on these vessels and (ii) the drydock costs incurred on STI Fontvieille and STI Ville.

Vessel deliveries

We took delivery of the following newbuilding vessels from Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) during the six months ended June 30, 2018 resulting in an increase of $80.9 million in Vessels and drydock from December 31, 2017.

	Name	Month Delivered	Vessel Type
1	STI Esles II	January 2018	MR
2	STI Jardins	January 2018	MR

Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of our vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.

At June 30, 2018, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment.  First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated each vessel’s future cash flows.  These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.47% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.47% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.19%.

At June 30, 2018, our operating fleet consisted of 109 owned or finance leased vessels. Value in use calculations were performed on all 109 owned or finance leased vessels in operation which resulted in no instances where the present value of the operating cash flows was less than the carrying value. Therefore, an impairment was not recorded.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.  Based on the sensitivity analysis performed for June 30, 2018, a 1.0% increase in the discount rate or a 5.0% decrease in forecasted time charter rates would not result in an impairment charge.

6.                                      Vessels under construction

We had no vessels under construction as of June 30, 2018.  A rollforward of the activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2018	$55,376
Installment payments and other capitalized expenses	25,452
Capitalized interest	157
Transfer to operating vessels and drydock	(80,985)
Balance as of June 30, 2018	$—

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the six months ended June 30, 2018 and 2017, we capitalized interest expense for vessels under construction of $0.2 million and $2.9 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.5% and 4.5% for the six months ended June 30, 2018 and 2017, respectively.  We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

7.                                      Other non-current assets

The following is a table summarizing our other non-current assets as of June 30, 2018 and December 31, 2017:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Scorpio LR2 Tanker Pool Ltd. pool working capital contributions(1)	$31,450	$28,050
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions(2)	4,923	6,751
Scorpio LR1 Tanker Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Group Pools	42,973	41,401

Sellers credit on sale leaseback vessels (3)	8,831	8,581
Capitalized loan fees (4)	597	582
Other (5)	3,137	120
	$55,538	$50,684

(1)  Upon entrance into the Scorpio LR2 and LR1 Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets.  For time chartered-in vessels, we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)  Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers.  Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date.  Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers.  For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets.  For time chartered-in vessels, we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(3)  The sellers credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration.

(4)  Primarily represents upfront loan fees on our credit facilities that are expected to be used to refinance existing debt.  These are reclassified to Debt when the loan is drawn.

(5)  Represents drydock costs related to our bareboat-in vessels.  These costs are amortized on a straight-line basis over the shorter of the lease term of the respective vessel or the estimated period until the next drydock.  Amortization is recognized in Charterhire on the unaudited condensed consolidated statements of income or loss.

8.                                      Restricted cash

Restricted cash for the six months ended June 30, 2018 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.

9.                                      Accounts payable

The following table depicts the components of our accounts payable as of June 30, 2018 and December 31, 2017:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Scorpio Ship Management S.A.M. (SSM)	$2,754	$766
Scorpio Services Holding Limited (SSH)	245	190
Insurance liabilities - related party	155	2,163
Amounts due to a port agent - related party	144	60
Scorpio Commercial Management S.A.M. (SCM)	135	186
Scorpio LR2 Pool Limited	—	365
Scorpio Aframax Tanker Pool Limited	—	74
Scorpio LR1 Pool Limited	—	22
Accounts payable to related party	3,433	3,826

Suppliers	12,328	9,218
	$15,761	$13,044

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10.                               Accrued expenses

The following table depicts the components of our accrued expenses as of June 30, 2018 and December 31, 2017:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Accrued expenses to a related party port agent	$372	$35
Accrued expenses to SSM	145	—
Accrued expenses to a related party insurance broker	—	26
Accrued expenses to SCM	—	5
Accrued expenses to related parties	517	66
Accrued interest	12,132	13,078
Suppliers	9,678	16,533
Accrued short-term employee benefits	2,460	2,325
Accrued transaction costs relating to the Merger	—	34
Other accrued expenses	405	802
	$25,192	$32,838

11.                               Debt

The following is a rollforward of the activity within debt (current and non-current), by facility, for the six months ended June 30, 2018:

	Balance as of	Activities				Balance at June 30, 2018 Consists of:
In thousands of U.S. dollars	December 31, 2017	Drawdowns / Additions	Repayments	Other activity (1)	Balance as of June 30, 2018	Current	Non-Current
K-Sure Credit Facility	$239,919	$—	$(87,574)	$—	$152,345	17,862	134,483
KEXIM Credit Facility	332,950	—	(16,825)	—	316,125	33,650	282,475
Credit Suisse Credit Facility	53,488	—	—	—	53,488	3,890	49,598
ABN AMRO Credit Facility	113,312	—	(4,444)	—	108,868	8,887	99,981
ING Credit Facility	109,844	—	—	—	109,844	7,847	101,997
BNPP Credit Facility	42,550	—	(1,725)	—	40,825	3,450	37,375
Scotiabank Credit Facility	28,860	—	—	—	28,860	28,860	—
NIBC Credit Facility	34,712	—	(1,021)	—	33,691	3,443	30,248
2016 Credit Facility	195,979	—	(10,522)	—	185,457	19,042	166,415
2017 Credit Facility	141,814	21,450	(6,207)	—	157,057	13,265	143,792
HSH Credit Facility	15,416	—	(796)	—	14,620	1,540	13,080
DVB 2017 Credit Facility	78,440	—	(2,960)	—	75,480	5,920	69,560
Credit Agricole Credit Facility	103,914	—	(4,283)	437	100,068	7,724	92,344
ABN AMRO/K-Sure Credit Facility	49,908	—	(1,925)	391	48,374	3,091	45,283
Citi/K-Sure Credit Facility	104,052	—	(4,208)	996	100,840	6,483	94,357
ABN AMRO/SEB Credit Facility	—	120,575	—	—	120,575	11,500	109,075
Ocean Yield Sale and Leaseback	169,016	—	(5,125)	102	163,993	10,388	153,605
CMBFL Sale and Leaseback	65,915	—	(2,454)	97	63,558	4,721	58,837
BCFL Sale and Leaseback (LR2s)	104,187	—	(3,665)	302	100,824	6,803	94,021
CSSC Sale and Leaseback	269,965	—	(8,654)	(416)	260,895	18,119	242,776
BCFL Sale and Leaseback (MRs)	109,232	—	(5,102)	—	104,130	10,707	93,423
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	—	53,750
Unsecured Senior Notes Due 2019	57,500	—	—	—	57,500	57,500	—
Convertible Notes due 2019	328,717	—	(180,376)	5,515	153,856	—	153,856
Convertible Notes due 2022	—	154,329	—	920	155,249	—	155,249
	2,803,440	296,354	(347,866)	8,344	2,760,272	284,692	2,475,580
Less: deferred financing fees	(36,247)	(3,433)	—	13,226	(26,454)	(3,327)	(23,127)
Total	$2,767,193	$292,921	$(347,866)	$21,570	$2,733,818	$281,365	$2,452,453

(1)         Relates to (i) non-cash accretion or amortization of indebtedness assumed as part of the Merger with NPTI, which were recorded at fair value on the closing dates, (ii) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 (defined below) and (iii) amortization and write-offs of deferred financing fees.

Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2018 is accrued for within Accrued Expenses (see Note 10).

We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of June 30, 2018.

Secured Debt

Amendment of Minimum Interest Coverage Ratio

In February and March 2018, we amended the ratio of EBITDA to net interest expense financial covenants on our secured credit facilities for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018.  Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00.

Vessel delivery and related debt drawdown

In January 2018, we took delivery of STI Jardins, an MR product tanker that was under construction at HMD and we drew down $21.5 million from our 2017 Credit Facility to partially finance the purchase of this vessel.

Refinancing initiatives

In April 2018, we announced a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet.  Below is a discussion of the credit facilities that were executed during the six months ended June 30, 2018.  We also reached agreements, and subsequently executed, sale and leaseback transactions which closed during the third quarter of 2018 or are expected to close during the fourth quarter of 2018.  These transactions are described in Note 21.

ABN AMRO / SEB Credit Facility

In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).   We wrote off $3.3 million of deferred financing fees during the six months ended June 2018 as a result of this transaction.

The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.

Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:

•                  The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•                  Consolidated tangible net worth of no less than $1,265,728,005 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•                  Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•                  The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of this agreement and ending on the second anniversary thereof and; 140% at all times thereafter.

The amount outstanding relating to this facility was $120.6 million as of June 30, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.

$35.7 Million Term Loan Facility

In June 2018, we executed an agreement with a leading European financial institution for a $35.7 million term loan facility. The loan facility was fully drawn in August 2018 (as discussed in Note 21 below), and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which were previously financed under the BNP Paribas Credit Facility.  We accelerated $0.1 million of deferred financing fee amortization during the six months ended June 30, 2018 as a result of this agreement and wrote-off an additional $0.1 million of deferred financing fees upon closing.

The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.

ING Credit Facility

In June 2018, we executed an agreement to upsize our $132.5 million credit facility with ING Bank N.V. to $171.2 million. The upsized portion of the loan facility was fully drawn in September 2018 (as discussed in Note 21 below) and was used to refinance the existing outstanding indebtedness relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which were previously financed under the Company’s K-Sure Credit Facility. We accelerated $0.5 million of deferred financing fee amortization during the six months ended June 30, 2018 as a result of this agreement and wrote-off an additional $0.5 million of deferred financing fees upon closing.

The upsized portion of the loan facility has a final maturity of June 2022 and bears interest at LIBOR plus a margin of 2.4% per annum.  The loan will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate,thereafter, with a balloon payment due upon maturity.  The remaining terms and conditions of the upsized portion, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.

Unsecured debt

Convertible Senior Notes due 2019

In May 2018, we exchanged $188.5 million (out of $348.5 million outstanding) in aggregate principal amount of our 2.375% Convertible Senior Notes due 2019 (the “Convertible Notes due 2019”) for $188.5 million in aggregate principal amount of the Company’s new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below.  This exchange was executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.

The carrying value of the debt component of the Convertible Notes due 2019 that were part of exchange was $180.4 million on the date of the exchange. The principal amount of the new Convertible Senior Notes due 2022 ($188.5 million) was determined to approximate the fair value of the extinguished debt component on the date of the exchange (the fair value attributed to the extinguished equity component was determined to be close to zero). As this transaction was accounted for as an extinguishment of debt, a loss of $17.0 million was recorded representing the difference between the carrying value of $180.4 million and (i) the aggregate consideration exchanged of $188.5 million of newly issued Convertible Notes due 2022 and (ii) all transaction costs incurred.

The conversion rate of our Convertible Notes due 2019 is subject to change upon the issuance of a dividend. The table below details the dividends issued during the six months ended June 30, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2019.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
March 12, 2018	$0.01	99.2056
June 6, 2018	0.01	99.5277

(1) Per $1,000 principal amount of the Convertible Notes.

The carrying values of the liability component of the Convertible Notes as of June 30, 2018 and December 31, 2017, were $153.9 million and $328.7 million, respectively. We incurred $3.6 million of coupon interest and $5.5 million of non-cash accretion on our Convertible Notes due 2019 during the six months ended June 30, 2018.  We were in compliance with the covenants related to the Convertible Notes due 2019 as of June 30, 2018 and December 31, 2017.

Convertible Senior Notes due 2022

As discussed above, in May 2018, we exchanged $188.5 million in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million in aggregate principal amount of newly issued Convertible Notes due 2022.  The Convertible Notes due 2022 are senior, unsecured obligations of the Company and bear interest at a rate of 3.0% per year. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.

The conversion rate of the Convertible Notes due 2022 was initially 250 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $4.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).

The table below details the dividend issued during the six months ended June 30, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2022.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.01	250.8117

(1) Per $1,000 principal amount of the Convertible Notes.

The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and may be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•                  during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•                  during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day or;

•                  upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock.  The Convertible Notes due 2022 are not redeemable by the Company.

The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes due 2022 to be $154.3 million based on the fair value of a similar liability that does not have any associated conversion feature.  We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Unsecured Notes due 2019, (ii) Senior Unsecured Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination.  The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million was recorded to Additional paid-in capital upon issuance.

The carrying value of the liability component of the Convertible Notes due 2022 as of June 30, 2018 was $155.2 million, and we incurred $0.7 million of coupon interest and $0.9 million of non-cash accretion during the six months ended June 30, 2018.  We were in compliance with the covenants related to the Convertible Notes due 2022 as of June 30, 2018.

12.          Common Shares

2013 Equity Incentive Plans

In February 2018, our Board of Directors approved the reloading of the 2013 Equity Incentive Plan and reserved an additional 5,122,448 common shares, par value $0.01 per share, of the Company for issuance pursuant to the plan.

In March 2018, we issued 5,002,448 shares of restricted stock to our employees and 120,000 shares to our directors for no cash consideration.  The share price on the issuance date was $2.22 per share.  The vesting schedule of the restricted stock issued to our employee is as follows:

Number of restricted shares	Vesting Date
1,235,186	September 4, 2020
217,502	November 4, 2020
214,794	March 1, 2021
1,235,186	September 3, 2021
217,502	November 5, 2021
214,794	March 1, 2022
1,235,187	September 2, 2022
217,502	November 4, 2022
214,795	March 1, 2023
5,002,448

                The vesting schedule of the restricted stock issued to our directors is (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.

In June 2018, we reserved an additional 2,101,409 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan.

The following is a summary of activity for the awards of restricted stock that have been granted under our equity incentive plans during the six months ended June 30, 2018.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2017	19,254,411	$5.34
Granted	5,122,448	2.22
Vested	(2,702,113)	9.17
Forfeited	—	—
Outstanding and non-vested, June 30, 2018	21,674,746	$4.12

As of June 30, 2018, there were 21,674,746 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
July 1, 2018 through December 31, 2018	$11,131	$527	$11,658
For the year ending December 31, 2019	17,432	555	17,987
For the year ending December 31, 2020	11,502	190	11,692
For the year ending December 31, 2021	5,379	5	5,384
For the year ending December 31, 2022	1,541	—	1,541
For the year ending December 31, 2023	16	—	16
	$47,001	$1,277	$48,278

Securities Repurchase Program

In May 2015, the Company’s Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to our common shares, currently consist of our (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE:SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE:SBBC), which were issued in March 2017 and (iv) Convertible Notes due 2022 which were issued in May and July 2018.  No securities were repurchased under this program during the period commencing January 1, 2018 through June 30, 2018.

As of  June 30, 2018, the Company had the authority to purchase up to $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

We had 49,980,592 common shares held in treasury as of June 30, 2018 and December 31, 2017.

Dividend Payments

In February 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on March 28, 2017 to all shareholders of record as of March 12, 2018.

In April 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on June 28, 2018 to all shareholders of record as of June 6, 2018.

Shares outstanding

As of June 30, 2018, we had 331,629,992 shares outstanding.  These shares provide the holders with rights to dividends and voting rights.

13.          Related party transactions

On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment (the “Amendment Agreement”). The Amended and Restated Master Agreement as amended by the Amendment Agreement (the “Revised Master Agreement”), is effective as from January 1, 2018.  Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not and are not expected to materially differ from the annual technical management fee charged prior to the amendment.

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Pool revenue(1)
Scorpio MR Pool Limited	$117,172	$111,886
Scorpio LR2 Pool Limited	90,689	60,877
Scorpio Handymax Tanker Pool Limited	41,803	42,471
Scorpio LR1 Tanker Pool Limited	22,721	—
Scorpio Panamax Tanker Pool Limited	—	1,526
Voyage expenses(2)	(805)	(812)
Vessel operating costs(3)	(17,044)	(13,120)
Administrative expenses(4)	(6,290)	(4,922)

(1)         These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates.  When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(2)         Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:

•                  Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Group Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss.

•                  Voyage expenses of $25,747 charged by a related party port agent during the six months ended June 30, 2018.   SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.  No voyage expenses were charged during the six months ended June 30, 2017.  The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(3)         Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:

•                  Technical management fees of $14.8 million and $10.6 million charged by SSM, a related party affiliate, during the six months ended June 30, 2018.  SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support.

•                  Insurance related expenses of $2.0 million and $2.4 million incurred through a related party insurance broker during the six months ended June 30, 2018 and June 30, 2017.  In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels.  This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction.  In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company.  The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters.

•                  Vessel operating expenses of $0.3 million and $0.1 million charged by a related party port agent during the six months ended June 30, 2018 and June 30, 2017, respectively.  SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its region.  The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(4)         We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the unaudited condensed consolidated statements of income or loss.

•                  The expense for the six months ended June 30, 2018 of $6.3 million included (i) administrative fees of $5.5 million charged by SSH, (ii) restricted stock amortization of $0.8 million, which relates to the issuance of an aggregate of 1,144,000 shares of restricted stock to SSH employees for no cash consideration, and (iii) the reimbursement of expenses of $23,848.

•                  The expense for the six months ended June 30, 2017 of $4.9 million included (i) administrative fees of $4.0 million charged by SSH, (ii) restricted stock amortization of $0.7 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration, and (iii) the reimbursement of expenses of $0.2 million.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Assets:
Accounts receivable (due from the Pools) (1)	$45,708	$44,880
Accounts receivable and prepaid expenses (SSM) (2)	4,902	6,391
Accounts receivable and prepaid expenses (related party insurance broker) (3)	404	2,428
Other assets (pool working capital contributions) (4)	42,973	41,401

Liabilities:
Accounts payable and accrued expenses (SSM) (5)	$2,899	$766
Accounts payable and accrued expenses (related party port agent)	516	95
Accounts payable and accrued expenses (SSH)	245	190
Accounts payable and accrued expenses (related party insurance broker)	155	2,190
Accounts payable and accrued expenses (SCM)	135	191
Accounts payable and accrued expenses (owed to the Pools)	—	462

(1)         Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions.  The amounts as of June 30, 2018 and December 31, 2017 include $23.8 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers.

Additional working capital contributions can be made from time to time based on the operating needs of the pools.  These amounts are accounted for and repaid as follows:

•                  For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels, we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.  Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•                  For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•                  For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets.  For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.  Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

(2)         Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)         Accounts receivable and prepaid expenses from related-party insurance brokerage firm (as discussed above) relate to premiums which have been prepaid and are being amortized over the term of the respective policy.

(4)         Represents the non-current portion of working capital receivables as described above.

(5)         Represents accounts payable and accrued expenses related to vessel operating expenses that are due to SSM.

Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees were capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•                  During the six months ended June 30, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the delivery of STI Esles II and STI Jardins. The related construction contracts for these vessels were executed in 2015, prior to the amendments to the Amended Administrative Services Agreement, which were effective on September 29, 2016.

•                  During the six months ended June 30, 2017, we paid SSH an aggregate fee of $0.7 million in connection with the delivery of STI Galata and STI Bosphorus. The related construction contracts for these vessels were executed in 2015, prior to the amendments to the Amended Administrative Services Agreement, which were effective on September 29, 2016.   Additionally, as part of the sale of STI Emerald in June 2017, we accrued a termination fee of $0.1 million payable to SCM that was due under the commercial management agreement and $0.1 million payable to SSM that was due under the technical management agreement, as of June 30, 2017.  These amounts were paid in July 2017.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for vessels under construction.  No amounts were charged under this agreement during the six months ended June 30, 2018.  During the six months ended June 30, 2017, we reimbursed SSM $34,800 under this agreement. We also had an agreement with SSM to supervise eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018.  We paid SSM $0.1 million and $0.5 million under this agreement during the six months ended June 30, 2018 and 2017, respectively.

Key management remuneration

The table below shows key management remuneration for the six months ended June 30, 2018 and 2017:

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Short-term employee benefits (salaries)	$2,748	$2,928
Share-based compensation (1)	10,365	9,761
Total	$13,113	$12,689

(1) Represents the amortization of restricted stock issued under our equity incentive plans.

For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.

There are no post-employment benefits.

14.                                     Segment reporting

Information about our reportable segments for the six months ended June 30, 2018 and 2017 is as follows:

For the six months ended June 30, 2018

In thousands of U.S. dollars	LR1/Panamax	Handymax	Aframax/ LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$23,611	$48,237	$100,066	$126,327	$298,241	$—	$298,241
Vessel operating costs	(14,781)	(24,163)	(45,736)	(55,224)	(139,904)	—	(139,904)
Voyage expenses	(573)	(235)	(2,966)	(598)	(4,372)	—	(4,372)
Charterhire	—	(10,308)	(4,652)	(20,209)	(35,169)	—	(35,169)
Depreciation	(9,565)	(9,020)	(36,010)	(32,952)	(87,547)	—	(87,547)
General and administrative expenses	(593)	(1,116)	(1,924)	(2,430)	(6,063)	(20,909)	(26,972)
Merger transaction related costs	—	—	—	—	—	(271)	(271)
Financial expenses	—	—	—	—	—	(88,367)	(88,367)
Loss on exchange of convertible notes	—	—	—	—	—	(16,968)	(16,968)
Financial income	39	8	10	255	312	418	730
Other expenses, net	—	(46)	—	—	(46)	(50)	(96)
Segment income or loss	$(1,862)	$3,357	$8,788	$15,169	$25,452	$(126,147)	$(100,695)

For the six months ended June 30, 2017

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$2,215	$52,502	$65,891	$120,611	$241,219	$—	$241,219
Vessel operating costs	(340)	(23,874)	(25,529)	(48,243)	(97,986)	—	(97,986)
Voyage expenses	(20)	(2,716)	(298)	(410)	(3,444)	—	(3,444)
Charterhire	(2,230)	(11,759)	(2,748)	(22,167)	(38,904)	—	(38,904)
Depreciation	(281)	(9,005)	(22,610)	(29,645)	(61,541)	—	(61,541)
General and administrative expenses	(29)	(1,068)	(1,193)	(2,214)	(4,504)	(19,098)	(23,602)
Loss on sale of vessels and write-down of vessel held for sale	—	—	—	(23,352)	(23,352)	—	(23,352)
Merger transaction related costs	—	—	—	—	—	(32,530)	(32,530)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(46,694)	(46,694)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	4	71	7	92	174	315	489
Other expenses, net	—	1,494	—	—	1,494	(232)	1,262
Segment income or loss	$(681)	$5,645	$13,404	$(5,328)	$13,040	$(92,822)	$(79,782)

15.                               Vessel revenue

During each of the six months ended June 30, 2018 and 2017, we had five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater).  The remaining vessels earned revenue from the Scorpio Group Pools or in the spot market.

The table below depicts our sources of revenue for the six months ended June 30, 2018 and 2017:

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Pool revenue	$272,436	$217,449
Time charter revenue	18,558	18,476
Voyage revenue (spot market)	7,247	5,294
	$298,241	$241,219

Seasonality

The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance.  In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling.  The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.  As a result revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.

16.                               Operating Leases

Time and bareboat chartered-in vessels

The following table depicts our time or bareboat chartered-in vessel commitments as of June 30, 2018:

	Name	Year built	Type	Charter Type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of June 30, 2018
1	Silent	2007	Handymax	Bareboat	January-17	March-19	$7,500	(2)
2	Single	2007	Handymax	Bareboat	January-17	March-19	$7,500	(2)
3	Star I	2007	Handymax	Bareboat	January-17	March-19	$7,500	(2)
4	Sky	2007	Handymax	Bareboat	January-17	March-19	$6,000	(2)
5	Steel	2008	Handymax	Bareboat	January-17	March-19	$6,000	(2)
6	Stone I	2008	Handymax	Bareboat	January-17	March-19	$6,000	(2)
7	Style	2008	Handymax	Bareboat	January-17	March-19	$6,000	(2)
8	Miss Benedetta	2012	MR	Time charter	March-18	March-19	$14,000	(3)
9	STI Beryl	2013	MR	Bareboat	April-17	April-25	$8,800	(4)
10	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	$8,800	(4)
11	STI Larvotto	2013	MR	Bareboat	April-17	April-25	$8,800	(4)
12	Gan-Trust	2013	MR	Time charter	January-13	January-19	$13,950	(5)
13	CPO New Zealand	2011	MR	Time charter	September-16	August-18	$15,250	(6)
14	CPO Australia	2011	MR	Time charter	September-16	August-18	$15,250	(6)
15	Ance	2006	MR	Time charter	October-16	September-18	$13,500	(7)
16	Densa Alligator	2013	LR2	Time charter	February-18	August-18	$14,300	(8)
17	Densa Crocodile	2015	LR2	Time charter	June-18	December-18	$14,800	(9)
	Time charters that expired during the six months ended June 30, 2018
1	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	March-18	$11,250
2	Kraslava	2007	Handymax	Time Charter	January-11	May-18	$11,250
3	Vukovar	2015	MR	Time Charter	May-15	May-18	$17,034
4	Zefyros	2013	MR	Time Charter	July-16	June-18	$13,250

(1)         Represents delivery date or estimated delivery date.

(2)         This agreement includes a purchase option which can be exercised through December 31, 2018.  If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(3)         In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day.  We have an option to extend the charter for an additional year at $14,400 per day.  We took delivery of this vessel in March 2018.

(4)         In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day.  The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(5)         We have an option to extend this charter for an additional year at $15,750 per day.

(6)         We have an option to extend this charter for an additional year at $16,000 per day.

(7)         We have an option to extend this charter for an additional year at $15,000 per day.

(8)         In February 2018, we entered into a time charter-in agreement for six months at $14,300 per day.   We also have an option to extend the charter for an additional six months at $15,310 per day.

(9)         In May 2018, we entered into a time charter-in agreement for six months at $14,800 per day.  We also have an option to extend the charter for an additional six months at $15,350 per day.

The undiscounted remaining future minimum lease payments under our time and bareboat charter-in arrangements that are accounted for as operating leases as of June 30, 2018 are $90.4 million. The obligations under these agreements will be repaid as follows:

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Less than 1 year	$34,297	$52,532
1 - 5 years	38,570	42,839
5+ years	17,486	22,264
Total	$90,353	$117,635

The total expense recognized under time and bareboat charterhire agreements that are accounted for as operating leases during the six months ended June 30, 2018 and 2017 was $35.2 million and $38.9 million, respectively.  These lease payments include payments for the non-lease elements in our time chartered-in arrangements.

Time chartered-out vessels

The following table summarizes the terms of our time chartered-out vessels that were in place during the six months ended June 30, 2018.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000

(1)  Redelivery is plus 30 days or minus 10 days from the expiry date.

(2)  Redelivery is plus or minus 30 days from the expiry date.

The future minimum payments due to us under these non-cancellable leases are set forth below.  These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of
In thousands of U.S. dollars	June 30, 2018	December 31, 2017
Less than 1 year	$18,856	$35,992
1 - 5 years	—	2,176
5+ years	—	—
Total	$18,856	$38,168

These lease payments include payments for the non-lease elements in our time chartered-out arrangements.

17.                               Financial expenses

The following table depicts the components of financial expenses for the six months ended June 30, 2018 and 2017:

	For the six months ended June 30,
In thousands of U.S. dollars	2018	2017
Interest payable, net of capitalized interest (1)	$66,797	$33,141
Amortization of deferred financing fees	6,191	6,640
Write-off of deferred financing fees (2)	7,035	867
Accretion of Convertible Notes due 2019 and 2022	6,435	6,009
Accretion of premiums and discounts on assumed debt (3)	1,909	37
Total financial expenses	$88,367	$46,694

(1)         The increase in interest payable, net of capitalized interest was primarily attributable to an increase in the Company’s average debt balance in addition to increases in LIBOR rates compared to the six months ended of June 30, 2017.  Average debt outstanding during the six months ended June 30, 2018 and 2017 was $2.8 billion and $2.0 billion, respectively.  The increase in average debt during the six months ended June 30, 2018 was primarily the result of the merger with NPTI and the assumption of NPTI’s indebtedness of $907.4 million in aggregate.  Interest payable during those periods was offset by interest capitalized from vessels under construction of $0.2 million and $2.9 million during the six months ended June 30, 2018 and 2017, respectively.

(2)         The write-off of deferred financing fees for the six months ended June 30, 2018 included (i) $1.1 million related to the exchange of Convertible Notes due 2019 in May 2018 (as described in Note 11), (ii) $3.3 million related to refinancing of the existing indebtedness on five vessels under our K-Sure Credit Facility into our ABN / SEB Credit Facility, and (iii) $2.6 million of acceleration of the amortization for a portion of the unamortized deferred financing fees related to the credit facilities that are expected to be refinanced in the third and fourth quarters of 2018 (as described in Note 21).

The write-off of deferred financing fees for the six months ended June 30, 2017 included (i) $0.5 million related to the repayment of BNPP Credit Facility as a result of the sales of STI Sapphire and STI Emerald, and (ii) $0.3 million related to the repayment of DVB 2016 Credit Facility.

(3)         The accretion of premiums and discounts represents the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.

18.                               Loss per share

The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except share data	2018	2017
Net loss attributable to equity holders of the parent - basic	$(100,695)	$(79,782)
Convertible Notes due 2019 and 2022 - interest expense	—	—
Convertible Notes due 2019 and 2022 - deferred financing amortization	—	—
Net loss attributable to equity holders of the parent - diluted	$(100,695)	$(79,782)

Basic weighted average number of shares	308,914,701	172,096,465
Effect of dilutive potential basic shares:
Restricted stock	—	—
Convertible Notes due 2019 and 2022	—	—
	—	—

Diluted weighted average number of shares	308,914,701	172,096,465

Loss Per Share:
Basic	$(0.33)	$(0.46)
Diluted	$(0.33)	$(0.46)

During the six months ended June 30, 2018 and 2017, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of the diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense and deferred financing amortization relating to the Convertible Notes due 2019 and Convertible Notes due 2022 along with the potentially dilutive securities under such notes (representing 63,202,430 and 34,208,348 shares of common stock for the six months ended June 30, 2018 and 2017, respectively) in addition to the potentially dilutive impact of 21,674,746 and 10,214,315 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the six months ended June 30, 2018 and 2017, respectively.

19.                               Financial instruments

The fair values and carrying values of our financial instruments at June 30, 2018 and December 31, 2017, respectively, are shown in the table below.

	As of June 30, 2018		As of December 31, 2017
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value

Financial assets
Cash and cash equivalents (1)	$164,578	$164,578	$186,462	$186,462
Restricted cash (2)	12,284	12,284	11,387	11,387
Loans and receivables (3)	50,302	50,302	65,458	65,458

Financial liabilities
Accounts payable (4)	$15,761	$15,761	$13,044	$13,044
Accrued expenses (4)	25,192	25,192	32,838	32,838
Secured bank loans (5)	1,623,824	1,623,824	1,615,248	1,615,248
Finance lease liability (6)	692,205	692,205	717,139	717,139
Unsecured Senior Notes Due 2020 (7)	53,535	53,750	53,449	53,750
Unsecured Senior Notes Due 2019 (7)	58,771	57,500	58,466	57,500
Convertible Notes due 2019 (8)	155,888	160,000	316,184	348,500
Convertible Notes due 2022 (9)	191,328	188,500	—	—

(1)         Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)         Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)         We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these assets.

(4)         We consider that the carrying amounts of accounts payable and accrued expenses approximate their fair value due to the relative short maturity of these liabilities.

(5)         The carrying values of our secured bank loans are measured at amortized cost using the effective interest method.  We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates.  Accordingly, we consider their fair value to be a Level 2 measurement.  These amounts are shown net of $22.7 million and $29.9 million of unamortized deferred financing fees as of June 30, 2018 and December 31, 2017, respectively.

(6)         The carrying values of our obligations due under lease financing arrangements are measured at amortized cost using the effective interest method.  We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates.  Accordingly, we consider their fair value to be a Level 2 measurement.  These amounts are shown net of $1.2 million and $1.2 million of unamortized deferred financing fees as of June 30, 2018 and December 31, 2017, respectively.

(7)         The carrying values of our Unsecured Senior Notes Due 2019 and 2020 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes have been recorded net of $0.7 million and $1.0 million of unamortized deferred financing fees, respectively on our unaudited condensed consolidated balance sheet as of June 30, 2018.  Our Unsecured Senior Notes Due 2019 and 2020 are quoted on the New York Stock Exchange under the symbols ‘SBNA’ and ‘SBBC’, respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.

(8)         The carrying value of our Convertible Notes due 2019 shown in the table above is its face value. The liability component of the Convertible Notes due 2019 has been recorded within long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2018, net of $0.9 million of unamortized deferred financing fees. The equity component of the Convertible Notes due 2019 has been recorded within Additional paid-in-capital on the unaudited condensed consolidated balance sheet, net of $1.9 million of deferred financing fees. This instrument is traded in inactive markets and is valued based on quoted prices which are available based on recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.

(9)         The carrying value of our Convertible Notes due 2022 shown in the table above is its face value.  The liability component of the Convertible Notes due 2022 has been recorded within long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2018.  The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in-capital on the unaudited condensed consolidated balance sheet.  This instrument is traded in inactive markets and is valued based on quoted prices which are available based on recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.  Current economic conditions in the product tanker market are challenging and have resulted in the incurrence of significant losses during the six months ended June 30, 2018.  Additionally, it is also likely that additional, currently uncommitted sources of financing will be required to meet the financial commitments relating to the scheduled maturities of our Senior Unsecured Notes due 2019 and Convertible Notes due 2019, which are scheduled to mature in June and July of 2019, respectively.  We could also pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. There can be no assurance that these or other measures will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Based on internal forecasts and projections, which assume the refinancing of the aforementioned debt that is maturing in 2019, and that take into account reasonably possible changes in our trading performance, in addition to our ability to sell or refinance certain vessels, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements.  Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

20.                               General and administrative expenses

General and administrative expenses increased $3.4 million to $27.0 million from $23.6 million for the six months ended June 30, 2018 and 2017, respectively. This increase was primarily driven by an increase in restricted stock amortization and administrative fees charged by SSH as a result of the growth of the Company’s fleet following the merger with NPTI.

21.                               Subsequent events

$35.7 Million Term Loan Facility

In August 2018, we drew down $35.7 million from our $35.7 million term loan facility and placed STI Memphis and STI Soho as collateral under this agreement.  The proceeds were utilized to repay $26.5 million of the outstanding indebtedness under our BNPP Credit Facility for these vessels.  We wrote-off an $0.1 million of deferred financing fees as a result of this repayment.

ING Credit Facility

In September 2018, we drew down $38.7 million from the ING Credit Facility and the proceeds were used to refinance the existing indebtedness of $26.9 million under our K-Sure Credit Facility relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill).  We wrote-off $0.5 million of deferred financing fees as a result of this repayment.

Sale and Leaseback of Four Product Tankers

In June 2018, we reached an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution.  The borrowing amounts under the arrangement were $24.0 million per MR and $34.0 million per LR2 ($116.0 million in aggregate) and the sales closed in August 2018.  The proceeds were utilized to repay $26.5 million of the outstanding indebtedness under our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness under our K-Sure Credit Facility for these vessels.

Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2.  In addition, the Company has purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.  We are subject to certain additional terms and conditions under this arrangement, which are similar to those set forth in our existing lease financing arrangements.

We accelerated $0.2 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and wrote off an additional $2.2 million of deferred financing fees upon closing.

2018 CMB Sale and Leaseback

In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd.  The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed August 2018.  The proceeds were utilized to repay $33.5 million of the outstanding indebtedness under our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness under our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness under our BNPP Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement.  The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

We accelerated $0.6 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and wrote off an additional $1.5 million of deferred financing fees upon closing.

AVIC Sale and Leaseback

In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd.  The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate).  These agreements closed in August and September 2018.  The proceeds were utilized to repay $32.7 million of the outstanding indebtedness under our NIBC Credit Facility, $13.0 million of the outstanding indebtedness under our K-Sure Credit Facility, $28.3 million of the outstanding indebtedness under our Scotiabank Credit Facility and $26.1 million of the outstanding indebtedness under our Credit Suisse Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

We accelerated $0.8 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and wrote off an additional $1.2 million of deferred financing fees upon closing.

China Huarong Sale and Leaseback

In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate.  These agreements closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

We accelerated $0.4 million of deferred financing fee amortization during the second quarter of 2018 as a result of this agreement and wrote off an additional $0.8 million of deferred financing fees upon closing.

Sale and Leaseback of Four Product Tankers

In July 2018, we reached an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to an international financial institution.  The borrowing amounts under the arrangement are $21.2 million per Handymax and $22.8 million per MR ($88.0 million in aggregate), and these agreements closed in September 2018.  The proceeds were utilized to repay $14.8 million of the outstanding indebtedness under our DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness under our K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness under our 2016 Credit Facility for these vessels.

Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement.  The facility bears interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel.  Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.

We wrote off $1.0 million of deferred financing fees upon closing.

Sale and Leaseback of Seven Product Tankers

In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution.  The borrowing amount under the arrangement is $157.5 million in aggregate. Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement.  The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2.  Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date).  We are subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in our existing lease financing arrangements.  These transactions are expected to close in October 2018.

The Company expects to accelerate $1.7 million of deferred financing fee amortization during the third quarter of 2018 as a result of this transaction.

Dividend Declaration

In July 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on September 27, 2018 to all shareholders of record as of September 20, 2018.

Convertible Notes due 2019 and 2022

In July 2018, we exchanged $15.0 million in aggregate principal amount of the Convertible Notes due 2019 for $15.0 million in aggregate principal amount of the Company’s Convertible Notes due 2022.  The new notes issued in this exchange have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 which were issued in May 2018.  This exchange was executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.

This transaction will be accounted for as an extinguishment of debt and accordingly, we expect to record a loss on extinguishment of $0.9 million during the third quarter of 2018 as a result of this exchange.

Additionally, since the conversion rates of our Convertible Notes due 2019 and 2022 are subject to change upon the issuance of a cash dividend, the following changes were made to the conversion rates as a result of the payment of a quarterly dividend on September 27, 2018:

•                  The conversion rate for the Convertible Notes due 2019 Notes was increased to 100.0515 shares of the Company’s common shares per $1,000 principal amount of the Convertible Notes due 2019 Notes, representing an increase of the prior conversion rate of 0.5238 shares for each $1,000 principal amount of the Convertible Notes due 2019.

•                  The conversion rate for the Convertible Notes due 2022 Notes was increased to 252.1317 shares of the Company’s common shares per $1,000 principal amount of the Convertible Notes due 2022 Notes, representing an increase of the prior conversion rate of 1.3201 shares for each $1,000 principal amount of the Convertible Notes due 2022.

Reduction in Commercial Management Fees

In September 2018, we entered into an agreement with SCM whereby SCM will reimburse certain of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

Amendment of Minimum Interest Coverage Ratio

In September 2018, we entered into agreements with certain of our lenders with whom their credit facility has a minimum interest coverage ratio financial covenant in place, to permanently remove such covenant from the terms of each facility.  As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.

As part of these agreements, and for certain of the facilities, the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
2016 Credit Facility	145% through June 30, 2019, 150% thereafter
ABN Credit Facility	145% through June 30, 2019, 150% thereafter
DVB Credit Facility	145% through June 30, 2019, 150% thereafter

2013 Equity Incentive Plan

In September 2018, we issued 1,981,409 shares of restricted stock to our employees and 120,000 shares to our directors for no cash consideration. The share price on the issuance date was $1.98 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our directors is (i) one-third of the shares vest on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.

Retrofitting of our Fleet

In September 2018, we announced that we expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers, to comply with the IMO 2020 rules regarding sulfur emissions by the end of the first half of 2020.  We have entered into an agreement to retrofit 15 of our LR2s with such systems, which are expected to be installed throughout 2019.  The total estimated investment for these systems, including installation, is expected to be between $1.5 and $2.0 million per vessel and we are currently in preliminary discussions with potential lenders to finance a portion (60-70%) of these investments.